                                                                    EXHIBIT 4(t)

                              AMENDED AND RESTATED
                            SECURITYHOLDERS AGREEMENT

          THIS AMENDED AND RESTATED SECURITYHOLDERS AGREEMENT (this "Agreement") is made as of August 18, 2000, among (i) Maxcom Telecomunicaciones, S.A. de C.V. (formerly known as "Amaritel, S.A. de C.V."), a corporation organized under the laws of Mexico (the "Company"), (ii) each of the entities listed on the signature pages hereto as "Investors" (collectively, the "Investors"), (iii) the shareholders of the Company and the holders of common, non-redeemable participation certificates (the "CPOs," and the holders of the CPOs, the "CPO Holders") issued by Banco Nacional de Mexico, S.A., Institucion de Banca Multiple, Grupo Financiero Banamex Accival, Division Fiduciaria, in its capacity as the trustee (the "NIT Trustee") of the Neutral Investment Trust (as hereinafter defined), if any, listed on the signature pages hereto as "Other Securityholders" (the "Other Securityholders"), (iv) the existing shareholders of the Company listed on the signature pages hereto as "Existing Securityholders" (the "Existing Securityholders"), and (v) Jorge Cervantes Trejo and Alejandro Sainz Orantes jointly and individually as the initial Common Representative (as defined in the Neutral Investment Trust). The Investors, the Other Securityholders and the Existing Securityholders are referred to herein collectively as the "Securityholders" and individually as a "Securityholder." Except as otherwise indicated herein, capitalized terms used herein are defined in Section 13 hereof.

          WHEREAS, the Securityholders and the Company entered into a Shareholders Agreement on May 23, 1998 (the "Original Shareholders Agreement") for the purposes, among others, of (i) establishing the composition and operation of the Company's board of directors (the "Board"), (ii) assuring continuity in the management and ownership of the Company, (iii) limiting the manner and terms by which the Company Shares may be transferred, and (iv) providing for certain liquidity rights and remedies upon certain defaults;

          WHEREAS, the execution and delivery of the Original Shareholders Agreement was a condition to, and in consideration of, certain Investors' subscription to nominative series N shares of the Company with limited voting rights and no par value ("Series N Shares"), pursuant to the Subscription Agreement, dated as of May 8, 1998, among such Investors, the Company and certain of the Existing Securityholders (as such agreement may be modified or amended from time to time in accordance with its terms (the "Subscription Agreement");

          WHEREAS, the execution and delivery of the Irrevocable Administration and Security Trust Agreement, dated as of May 21, 1998, among the Company, the Investors, the Existing Securityholders and Bancomer, S.A., Institucion de Banca Multiple, Grupo Financiero Bancomer, Direccion Fiduciaria, as trustee (the "Original Security Trust Agreement"), was a condition to the Existing Securityholders' subscription to nominative, series A shares of the Company with full voting rights, no par value and which may only be held by Mexican individuals or Mexican entities with a clause in their by-laws prohibiting foreign ownership ("Series A Shares") and nominative series B shares of the Company with full voting rights, no par value and which may be held by Mexican and foreign individuals or corporations ("Series B Shares") pursuant to the Subscription Agreement.

          WHEREAS, all of the Series A Shares and Series B Shares beneficially and actually owned by the Existing Securityholders were previously deposited into the Irrevocable Administration and Security Trust number F/29206, dated March 24, 1998, with Bancomer, S.A., Institucion de Banca Multiple, Grupo Financiero Bancomer, Direccion Fiduciaria, as trustee (the "Nissho Trust") to secure the Existing Securityholders guarantee of the Company's obligations to Nissho Iwai American Corporation ("Nissho Iwai") under a certain Credit Agreement dated as of February 26, 1998 between the Company and Nissho Iwai (as amended and restated on December 14, 1998, the "Nissho Credit Agreement");

          WHEREAS, on March 17, 2000, the Nissho Credit Agreement was terminated and on April 25, 2000 the Nissho Trust was terminated;

          WHEREAS, on April 25, 2000, the Series A Shares and Series B Shares that were previously held in trust by Bancomer, S.A., Institucion de Banca Multiple, Grupo Financiero Bancomer, Direccion Fiduciaria as




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trustee under the Nissho Trust were deposited with Bancomer, S.A., Institucion de Banca Multiple, Grupo Financiero Bancomer, Direccion Fiduciaria, as trustee (the "Security Trust Trustee") under the Original Security Trust Agreement;

          WHEREAS, on August 18, 2000, the Original Security Trust Agreement was amended and restated by the parties thereto (as amended and restated, and as amended from time to time thereafter in accordance with its terms and this Agreement, the "Security Trust Agreement") to, among other things, reflect (i) the termination of the Nissho Trust, (ii) the release of 255,000 Series A Shares and 245,000 Series B Shares from the trust estate of the Security Trust, and
(iii) the conversion of such released Series A Shares and Series B Shares into CPOs (on a two-for-one basis (i.e., the conversion of such released Series A Shares into one Series C Share and one Series N Share for each two Series A Shares and the simultaneous deposit of such shares into the Neutral Investment Trust in exchange for CPOs and the conversion of such released Series B Shares into one Series C Share and one Series N Share for each two Series B Shares and the simultaneous deposit of such shares into the Neutral Investment Trust in exchange for CPOs)) pursuant to the Restructuring (as defined below);

          WHEREAS, on February 21, 2000, the shareholders of the Company approved, subject to certain conditions precedent, a restructuring of the Company's capital structure, including the authorization of (i) the issuance of a new series of shares which are comprised of nominative Series C shares of the Company with full voting rights and no par value (the "Series C Shares") (which, under the Company's By-laws, are required to be voted in the same manner as the majority vote of the Series A Shares), (ii) the creation of an Irrevocable Neutral Investment Trust (the "Neutral Investment Trust"), into which the holders of Series N Shares and certain holders of Series A Shares and Series B Shares would deposit such shares into the trust estate, which shares, simultaneously with their deposit into the trust estate, will be, in the case of fifty percent of such Series N Shares, converted into Series C Shares pursuant to clause (iii) below, and in the case of the Series A Shares and Series B Shares, will be converted into Series C Shares and Series N Shares pursuant to clause (iv) below, (iii) the conversion of fifty percent (50%) of the issued and outstanding Series N Shares into Series C Shares on a one-for-one basis, (iv) the conversion of 255,000 Series A Shares and 245,000 Series B Shares into Series C Shares and Series N Shares, with each two Series A Shares or Series B Shares being converted into one Series C Share and one Series N Share, (v) the conversion of fifty percent (50%) of the Series N Shares held by the Company as treasury shares and reserved for issuance pursuant to the terms of various options granted by the Company into Series C Shares on a one-for-one basis, and
(vi) the issuance by the NIT Trustee of CPOs to the settlors of the Neutral Investment Trust (with each one CPO representing one Series C Share and one Series N Share) (collectively, the "Restructuring");

          WHEREAS, the General Bureau of Foreign Investment of the Ministry of Commerce and Industrial Development (the "Bureau") has reviewed and approved (i) the Restructuring, (ii) the form of the Company's Irrevocable Neutral Investment Trust Agreement No. 14515/5 (as executed on August 18, 2000 and as amended from time to time in accordance with its terms and this Agreement, the "Neutral Investment Trust Agreement"), and (iii) the issuance of CPOs pursuant to the Neutral Investment Trust Agreement;

          WHEREAS, the CPO Holders, in accordance with the terms of the Neutral Investment Trust Agreement and the Issuance Deed dated August 18, 2000 appointed Jorge Cervantes Trejo and Alejandro Sainz Orantes jointly and individually as the initial Common Representative;

          WHEREAS, within 30 days after the date hereof, the Company shall hold a Shareholders meeting for the purpose of approving and adopting the Amended and Restated By-laws of the Company in the form attached hereto as Exhibit C and the Company shall file within 10 days thereof with the Bureau for approval all provisions of the Company's By-laws adopted by the Shareholders which differ from the form of the Company's By-laws submitted previously to the Bureau for approval, to the extent that such approval is necessary with respect to such provisions; and

          WHEREAS, the parties hereto desire to amend and restate the Original Shareholders Agreement to, among other things, reflect the Restructuring and to provide that the exchange of Series C Shares and Series N Shares for CPOs and the deposit of the Series C Shares and Series N Shares into the Neutral Investment Trust shall not adversely affect in any manner the rights granted to the holders of the Series N Shares under the Original Shareholders Agreement.




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          NOW, THEREFORE, in consideration of the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby amend and restate the Original Shareholders Agreement to reflect the following agreements:

          1. Board of Directors.

          (a) Each of the Company and the Securityholders agree to take (or cause to be taken) all necessary actions and agree to exercise, or cause to be exercised, the voting power of their CPOs and/or Company Shares, as the case may be, so that:

          (i) at all times the Company shall be managed by the Board and the Board shall be composed of no more than thirteen (13) members and thirteen
     (13) alternate members;

          (ii) subject to Section 1(e) below, the following individuals shall be elected to the Board:

               (A) four members (and four alternates) designated by the Investors in their capacity as CPO Holders (collectively, the "N Directors"); provided that:

                    (1) the BAIIC Investors shall be entitled to designate one N
               Director (and one alternate N Director);

                    (2) the Bachow Investors shall be entitled to designate one
               N Director (and one alternate N Director);

                    (3) BancBoston Investments, Inc. ("BancBoston") shall be
               entitled to designate one N Director (and one alternate N Director); and

                    (4) Latinvest Strategic Investment Fund, L.P. shall be
               entitled to designate one N Director (and one alternate N Director);

               (B) seven members (and seven alternates) designated by the holders of a majority of the Series A Shares; and

               (C) two members (and two alternates) designated by the holders of a majority of the Series B Shares.

          (iii) at the request of any N Director, each committee of the Board (each, collectively with each committee of any Sub Board, a "Committee") shall include at least one N Director (designated by the Requisite Investors); provided that the Board shall establish a five-member Advisory Committee (which shall be responsible for advising the Board regarding, and shall oversee, the Company's continuing operations but which shall not have the authority to approve any matters and rather which shall only have the authority to recommend matters to the full Board) consisting of (A) the Company's Chief Executive Officer; (B) Adrian Aguirre; (C) subject to
     Section 1(d) below, the N Directors designated by each of the BAIIC Investors and the Bachow Investors; and (D) a Board member designated by CT Global Telecommunications, Inc.; provided, further, that notwithstanding the foregoing, so long as an Investor holds at least ten percent of the CPOs identified next to such Investor's name on the attached Schedule of Securityholders which are attributable to the Series N Shares initially subscribed for by such Investor pursuant to the Subscription Agreement (i.e., excluding, for purposes of determining such percentage, any Series N Shares acquired by such Investor subsequent to May 21, 1998), if the N Director designated by such Investor is not on the Advisory Committee, the Board shall (x) give such Investor written notice of each meeting of that Advisory Committee at the same time and in the same manner as notice is given to the members thereof, (y) permit a representative of such Investor to attend as an observer (or participate via telephone in) all meetings of that Advisory Committee and (z) provide





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     to such Investor all written materials and other information (including copies of meeting minutes) given to members in connection with such meetings at the same time such materials and information are given to the such members;

          (iv) at the request of any N Director, the composition of the board of directors or similar body of each of the Company's subsidiaries (a "Sub Board") shall include at least one N Director (designated by the Requisite Investors) and at the request of any N Director, each Committee of a Sub Board shall include at least one N Director (designated by the Requisite Investors);

          (v) except as otherwise provided in Section 1(e) below, the removal of any person (with or without cause) from the Board, a Sub Board or any Committee shall be only at the written request of the Securityholder or Securityholders who designated such member and under no other circumstances;

          (vi) in the event that any person ceases for any reason to serve as a member of the Board, a Sub Board or any Committee, the vacancy shall be filled by a new member selected by the Securityholder or Securityholders who designated such member;

          (vii) in the event that any Board member or Sub Board member cannot attend any meeting of the Board, a Sub Board or a Committee of the Board or a Committee of a Sub Board, the alternate member designated by the Securityholder or Securityholders who designated such member may attend such meeting, and such alternate member shall be given all written notices, materials and information regarding all meetings of the Board, such Sub Board or Committee and shall be entitled to vote at such meeting as a member of the Board, such Sub Board or Committee (it being understood that any alternate member may nonetheless attend any such meeting of the Board, a Sub Board or a Committee of the Board as an observer and shall be entitled to receive copies of all materials and information regarding such meeting, even if the principal Board member is present); and

          (viii) if any party fails (but is otherwise entitled) to designate a Board member pursuant to the terms of this Section 1, such Board member seat shall remain vacant until filled in accordance with this Section 1.

          (b) The Company shall indemnify members of the Board, any Sub Board or any Committee (including alternate members) to the fullest extent permitted under applicable law for all actions taken by such members (or alternates) in their capacities as members (or alternates) of the Board, any Sub Board or any Committee.

          (c) The Company shall pay the reasonable out-of-pocket expenses incurred by each member of the Board (and alternate) in connection with attending each meeting of the Board, any Sub Board or any Committee of the Board attended by such member (and alternate) and other travel expenses reasonably incurred in discharging such member's duties as a member of the Board, any Sub Board, Committee of the Board or Committee of a Sub Board.

          (d) After the consummation of a Qualified Public Offering, the rights of each Investor or group of Investors under this Section 1 to designate an N Director shall terminate at such time as such Investor or group of Investors hold(s) in the aggregate less than twenty-five percent (25%) of the number of CPOs identified next to such Investor's (or group of Investors') name on the attached Schedule of Securityholders which are attributable to the Series N Shares initially subscribed for by such Investor (or group of Investors) pursuant to the Subscription Agreement (i.e., excluding, for purposes of determining such percentage, any Series N Shares acquired by such Investor (or group of Investors) subsequent to May 21, 1998). Notwithstanding the foregoing, prior to or after the consummation of a Qualified Public Offering, each Investor or group of Investors entitled to designate N Directors pursuant to this Section 1 may assign in writing any right to designate N Directors and/or Committee members hereunder to any Person or group of affiliated Persons who acquire more than fifty percent (50%) of the number of CPOs identified next to such Investor's (or group of Investors') name on the attached Schedule of





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Securityholders which are attributable to the Series N Shares initially subscribed for by such Investor (or group of Investors) pursuant to the Subscription Agreement (i.e., excluding, for purposes of determining such percentage, any Series N Shares acquired by such Investor (or group of Investors) subsequent to May 21, 1998). In the event that any Investor or group of Investors assigns any such right to designate an N Director or Committee member pursuant to the foregoing, such Investor or group of Investors shall promptly thereafter provide to the Company written notice of such assignment and the Company shall then promptly provide copies of such written notice to all of the other Securityholders; provided that, notwithstanding the foregoing, in the event of any assignment of a right to designate an N Director by either of the BAIIC Investors or the Bachow Investors pursuant hereto, the replacement for such N Director to the Advisory Operations Committee shall be designated by the Requisite Investors

          (e) Notwithstanding anything to the contrary in this Agreement, in addition to the other remedies provided in Sections 8, 10 and 11 below, upon the request of the Requisite Investors on or after the delivery of a Call Notice or an IPO Notice (as contemplated by and provided for in the Security Trust Agreement) and in a manner consistent with Mexican law and the Mexican grant (concession) permitting the Company to conduct the Business, all of the members of the Board and all members of each Sub Board (other than those members designated by the Investors) shall automatically and promptly be removed and replaced with persons nominated by the Requisite Investors or their designees, nominees or assignees, and the Securityholders will take (or cause to be taken) all actions requested by the Requisite Investors for the purpose of effecting such removals, electing such nominees and consummating a Specific Qualified Public Offering, a Sale Transaction (as defined in Section 8(e) below) and/or the Call (as defined in Section 11 below).

          2. Board and Securityholder Actions.

          2A. The Company and each Securityholder agree to take (or cause to be taken) all necessary actions so that, in accordance with the Company's By-laws, the following actions are submitted to the Board for authorization prior to the taking of any such actions and shall require the approval of (i) at least two
(2) N Directors, so long as the Investors collectively have the right to designate at least two (2) members of the Board or (ii) one (1) N Director in the event that the Investors collectively only have the right to designate one member of the Board (the "Requisite Directors"):

          (a) the incurrence or assumption by the Company and/or any of its subsidiaries of any indebtedness (including capitalized lease obligations) or other liabilities (other than trade payables incurred in the ordinary course of business which are not past due), and the mortgaging, pledging or incurring of a lien, encumbrance or other restriction on any of the assets or properties of the Company and/or any of its subsidiaries exceeding U.S. $10,000,000 in the aggregate at any time then outstanding, or the amendment of any loan agreement, credit agreement, debenture or related document in connection with any indebtedness (including capitalized leases) approved pursuant to this Section 2A;

          (b) the issuance of any equity securities (including, without limitation, (i) the issuance of any Company Shares to the NIT Trustee or (ii) the issuance or delivery of any Company Shares held or otherwise reserved by the Company as treasury shares) or debt securities with equity features or other securities exercisable or convertible into equity securities (including options and warrants issued on or after the date hereof) or debt securities with equity features or containing any profit participation features, other than any Company Shares shown on the attached Schedule of Capitalization of the Company as reserved for issuance pursuant to the Management Option Plan, the Amended and Restated Operating Agreement, dated May 21, 1998, between the Company and CT Global Telecommunications, Inc. (the "Operating Agreement"), the Strategic Assistance Agreement, dated May 21, 1998, between the Company and Bachow & Associates (the "Strategic Assistance Agreement," the Engagement Letter dated November 13, 1997 as amended on March 13, 1998 and April 2, 1998 between the Company and Amsterdam Pacific LLC (the "Engagement Letter") (which Company Shares issued thereunder shall not exceed (i) 24,425 Series N Shares in the aggregate prior to giving effect to the Restructuring and (ii) 12,213 Series C Shares and 12,213 Series N Shares in the aggregate after giving effect to the Restructuring) or the Nissho Stock Option Agreement, dated March 24, 1998 between the Company and Nissho Iwai (the "Nissho Stock Option Agreement") (which Company Shares issued under the Nissho Stock Option Agreement shall not exceed
(i) 337,471 Series N Shares in the aggregate prior to giving effect to the Restructuring and (ii) 168,736 Series C Shares and 168,736 Series N Shares in the aggregate after giving effect to the Restructuring), each as in effect on the date hereof;

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          (c) (i) the sale, transfer, exchange or other disposal of all or a significant portion of the assets or capital shares of the Company (including, but not limited to, any Company Shares held by the Company as treasury shares) in any form of transaction, (ii) the merger, consolidation, spin-off, recapitalization, reorganization (including a change in the legal nature of the Company), dissolution or liquidation of the Company (other than the Restructuring authorized hereby) or (iii) any of the foregoing with respect to any subsidiary;

          (d) (i) any assignment by the Company or any of its subsidiaries for the benefit of creditors or (ii) the voluntary commencement of any proceeding relating to the Company or any of its subsidiaries under any bankruptcy, reorganization, insolvency, suspension of payments, dissolution or liquidation law of any jurisdiction;

          (e) the establishment by the Company of any non-wholly-owned-subsidiary or the making of any loans or advances to, guarantees for the benefit of, or investments in, any Person other than a wholly-owned subsidiary (subject to Section 5(d) below, other than advance payments made to suppliers in the ordinary course of business up to an aggregate of U.S. $2,000,000 outstanding at any time);

          (f) the redemption, purchase or other acquisition of any of the Company's equity securities or reduction in capital or any Company Shares, except as otherwise specifically provided herein;

          (g) the Company's or any of its subsidiaries' entering into any transaction or series of related transactions with any of the Company's officers, directors, employees, CPO Holders or shareholders, or any of their respective Affiliates or any individual related by blood or marriage to any such Person (collectively, "Restricted Persons") or any Person in which any such Restricted Person owns a beneficial interest or any Affiliate of any of the foregoing, other than any such transaction or series of related transactions involving U.S. $1,000,000 or less in the aggregate over the term of such transaction(s), and other than any customary banking relationships, in each case entered into in the ordinary course of business on an arm's length basis and on terms no less favorable than those available from a third party (in each case as determined by the Requisite Directors);

          (h) the election, appointment or removal of any of the following key executives of the Company or any of its subsidiaries: the Chief Executive Officer, the General Managers of any business units, the Chief Operating Officer, the Chief Financial Officer, the Director of Marketing and the Chief Engineer (or any other individual with a similar or more senior title or position), and the approval of salary, compensation and benefit or other similar plans for such key executives;

          (i) the approval of the Company's annual business plan and annual budget for each fiscal year (which shall include, among other things, each of the items set forth on Exhibit A attached hereto) (as so approved, including any amendments or modifications thereto permitted by this Section 2A(i), the "Approved Plan"); the approval of any amendment to, modification of or expenditures in excess of such Approved Plan; and the approval of the entering into any material transaction outside of the ordinary course of business and not contemplated in the Approved Plan, including the entering into of any operating agreements or strategic assistance agreement in addition to or in replacement of the Operating Agreement and/or the Strategic Assistance Agreement (except that no such approval shall be required for variances from the Approved Plan in respect of capital and other expenditures of not more than U.S. $3,000,000 in the aggregate over the amount approved; provided that if the annual business plan and budget are not approved by the Board in accordance with this Section 2A(i), then the Approved Plan shall be the Baseline Plan for such fiscal year, but only for those cities and territories in which the Company is then operating pursuant to the most recent approval of the Board;

          (j) entering into any new line of business (other than the Business);

          (k) any agreement which would (under any circumstances) restrict the Company's or any of its subsidiaries' right or ability to perform the provisions of this Agreement or any of the other agreements or instruments contemplated hereby or to conduct its business as currently conducted or as proposed to be conducted at any time (it being understood that this clause (k) is not intended to affect in any way the provisions of Section 15 or any other contractual right or obligation of any Securityholder or the Company);

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          (l) the manner in which the shares or other interests of any subsidiary or entity owned by the Company shall be voted at shareholders' or equivalent meetings of any such subsidiary or entity with respect to any matter of the type covered by this Section 2;

          (m) any amendments, modifications, waivers or changes to (A) any of the concessions/licenses granted by the Mexican authorities to conduct the Business, (B) the Company's By-laws, (C) any of the following, in each case as in effect on the date hereof: (i) any of the Confidentiality and Non-Compete Agreements (as defined in the Subscription Agreement), (ii) any of the Employment Agreements (as defined in the Subscription Agreement), (iii) the Security Trust Agreement, (iv) the Strategic Assistance Agreement, (v) the Operating Agreement (including the performance requirements specified therein),
(vi) the Agreement Regarding Participation and Registration Rights, dated May 21, 1998, among the Company, CT Global Telecommunications, Inc., Grupo Empresarial de Telecomunicaciones, S.A. de C.V., and Trust F/6404 (the "Participation Agreement"), (vii) the Management Option Plan (as defined in the Subscription Agreement), (viii) the Guidelines attached hereto as Exhibit F,
(ix) the Engagement Letter, (x) the Nissho Stock Option Agreement, or (xi) the Side Letter Agreement among the Company, the Subscribers (as defined in the Subscription Agreement) and the Existing Securityholders, (D) the Neutral Investment Trust Agreement (as in effect on the date hereof), or (E) any other agreements to which the Company is a party entered into after the date hereof with the approval of the Requisite Directors or as of the date hereof, provided that, notwithstanding anything to the contrary contained herein, members of the Board designated by any shareholder (or Affiliate thereof) with an interest in, or party to, any such agreement shall not be entitled to vote on the approval of any such amendment, modification or change and shall reduce the number of members required to approve any such matter; and

          (n) any commitment or agreement to do any of the foregoing.

          The approval of the Requisite Directors required for each of the foregoing actions set forth in this Section 2A in no way limits or otherwise affects the obligation of the Company to also (i) submit to the Board for approval other matters which are required by applicable law or the Company's By-laws to be submitted to the Board for approval or (ii) obtain any other approvals which may be required by applicable law or the Company's By-laws with respect to the actions in this Section 2.

          2B. The Company and Securityholders agree to take (or cause to be taken) all necessary actions so that (i) any matter of the type specified in
Section 2A which is submitted to the shareholders or the Company for approval and (ii) any amendment, modification or other change to the Company's By-laws (or the rights, terms or preferences of any equity securities of the Company now or hereafter issued) shall require the approval of the holders of at least 85% of the Company Shares then outstanding at the time of such vote (including the Series C Shares and Series N Shares) (or such higher threshold if set forth in the Company's By-laws) prior to the taking of any such action.

          3. Exchange of Company Shares for CPOs.

          (a) Each Securityholder understands and acknowledges that the Neutral Investment Trust Agreement contemplates that (i) certain shareholders of the Company, including the Investors, will deposit (simultaneously with the execution of this Agreement) in trust with the NIT Trustee all of the subscribed and paid Series N Shares owned by such Investors, (ii) simultaneously with the deposit of such shares, the Company shall convert fifty percent (50%) of such deposited Series N Shares into subscribed and paid Series C Shares, and (iii) the NIT Trustee shall subsequently issue CPOs to such shareholders.

          (b) The Company, to the extent permitted by Section 2A(b) and Section 24 of this Agreement, will, from time to time, issue (or take from the Series C Shares and Series N Shares held by the Company as treasury shares) and deposit in trust with the NIT Trustee subscribed and paid Series C Shares and subscribed and paid Series N Shares in connection with the issuance of CPOs upon the exercise of the stock options listed on the attached Schedule of Securityholders. With respect to the Company's stock options to acquire Series N Shares, upon (w) the exercise of such a Company stock option, (x) the Company's receipt of the requisite consideration thereunder, (y) the optionee's compliance with the terms of this Agreement, including the execution of such optionee of a counterpart signature page to this Agreement which binds it to the provisions of this Agreement, and (z) the optionee's compliance with the terms of Neutral Investment Trust Agreement relating to the admission of

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new settlors thereunder, the Company will cause the NIT Trustee to issue CPOs to such option holders in lieu of Series N Shares previously issuable pursuant to such stock option (with the number of CPOs being issued thereunder equal to one CPO for each two Series N Shares previously issuable pursuant to such stock option). Each Securityholder understands and acknowledges that (i) such actions do not violate the terms of the Original Shareholders Agreement, and (ii) only to the extent such actions are expressly permitted by Section 2A(b) or Section
24 of this Agreement, such actions will not violate the terms of this Agreement.

          4. Representations and Warranties.

          (a) Each Securityholder individually (and not jointly or severally) represents and warrants that (i) after giving effect to the Restructuring, such Securityholder is the beneficial and/or record owner of the number and type of Company Securities set forth opposite its name on the Schedule of Securityholders attached hereto, (ii) this Agreement has been duly authorized, executed and delivered by such Securityholder and constitutes the valid and binding obligation of such Securityholder, enforceable in accordance with its terms and (c) such Securityholder has not granted and will not grant and is not and will not be a party to any proxy, voting trust or other agreement which is inconsistent with, conflicts with or violates any provision of this Agreement.

          (b) The Company represents and warrants that attached hereto as (i) the Schedule of Securityholders is an accurate and complete list of each beneficial and/or record owner (and option holder) of Company Securities (after giving effect to the Restructuring), including next to each Securityholder's name, the number and type of Company Securities beneficially and/or of record owned by such Securityholder (or option holder) and an accurate and complete list of any other Company Securities reserved for future issuance (upon the exercise of options, warrants or otherwise), (ii) the Schedule of Capitalization of the Company is an accurate and complete list of each beneficial and/or record owner (and option holder) of Company Shares (immediately prior to the Restructuring), including next to each shareholder's (or option holder's) name, the number and type of Company Shares beneficially and/or of record owned by such shareholder (or option holder) and an accurate and complete list of any other Company Shares reserved for future issuance (upon the exercise of options, warrants or otherwise), and (iii) the Schedule of Capitalization of the Company is an accurate and complete list of each beneficial and/or record owner (and option holder) of Company Shares (after giving effect to the Restructuring) (including the NIT Trustee), including next to each shareholder's (or option holder's) name, the number and type of Company Shares beneficially and/or of record owned by such shareholder (or option holder) and an accurate and complete list of any other Company Shares reserved for future issuance (upon the exercise of options, warrants or otherwise). The Company further represents that the ownership of all of the Series A Shares previously owned of record by Trust No. F/6404 have been transferred to Trust F/29549.

          (c) The Company further represents and warrants that (i) this Agreement has been duly authorized, executed and delivered by the Company and constitutes the valid and binding obligation of the Company, enforceable in accordance with its terms and (ii) the Company is not a party to any agreement which is inconsistent with, conflicts with or violates any provision of this Agreement.

          (d) The Company further represents and warrants that the Guidelines attached as Exhibit E were duly adopted by the Company on May 21, 1998.

          5. Covenants.

          (a) Financial Statements and Other Information. The Company shall deliver to each Securityholder and each Member of the Board:

          (i) at least 30 days, but not more than 90 days, prior to the beginning of each fiscal year, a strategic business plan and budget, prepared on a monthly basis for the Company and its subsidiaries for such fiscal year (displaying anticipated statements of income, cash flows and balance sheets and including investment requirements, assessments of the market, 3-year financial projections and the other items set forth in Exhibit A hereto);

          (ii) (A) promptly upon preparation thereof any other significant budgets prepared by the Company and any revisions of such Approved Plan or other budgets; (B) within 20 days after any monthly period, a report comparing actual performance against that month's budgetary projections contained in the Approved Plan and containing at least the information specified in Exhibit B hereto and other information and data reasonably requested by the Investors; and (C) within 20 days after any monthly period in which there is a material adverse deviation from the Approved Plan, an officer's certificate explaining the deviation and what actions the Company has taken and proposes to take with respect thereto;

          (iii) as soon as available but not more than 30 days after the end of each quarterly accounting period in each fiscal year, unaudited consolidating and consolidated statements of income and cash flows of the Company and its subsidiaries for such quarterly period and for the period from the beginning of the fiscal year to the end of such quarter, and unaudited consolidating and consolidated balance sheets of the Company and its subsidiaries as of the end of such quarterly period, setting forth in each case comparisons to the Approved Plan and to the corresponding period in the preceding fiscal year, and all such statements shall be prepared in accordance with Mexican generally accepted accounting principles and shall be certified by an officer of the Company;

          (iv) (a) accompanying the financial statements referred to in Section 5(a)(iii), an officer's certificate stating that (1) there is no Event of Noncompliance in existence and that neither the Company nor any of its subsidiaries is in default under any of its other material agreements, the concession/license granted by the Mexican government to conduct the Business or the Guidelines and (2) the Company and its Subsidiaries have fully complied with the laws referenced in Section 5(b)(v), including the United States Foreign Corrupt Practices Act (the "FCPA"), and/or (b) promptly (but, in any event, within five business days) after the discovery or receipt of notice of any Event of Noncompliance, any noncompliance with the FCPA, any default under any material agreement to which it or any of its subsidiaries is a party which is not cured within five days, any condition or event which is reasonably likely to result in any material liability under any federal, state or local statute or regulation relating to public health and safety, worker health and safety or pollution or protection of the environment or any other material adverse change, event or circumstance affecting the Company or any subsidiary (including, without limitation, the filing of any material litigation against the Company or any subsidiary or the existence of any dispute with any Person which involves a reasonable likelihood of such litigation being commenced), an officer's certificate specifying the nature and period of existence thereof and what actions the Company and its subsidiaries have taken and propose to take with respect thereto;

          (v) within 90 days after the end of each fiscal year (with respect to financial statements prepared in accordance with Mexican generally accepted accounting principles) and 120 days after the end of each fiscal year (with respect to United States generally accepted accounting principles), consolidating and consolidated statements of income and cash flows of the Company and its subsidiaries for such fiscal year, and consolidating and consolidated balance sheets of the Company and its subsidiaries as of the end of such fiscal year, setting forth in each case comparisons to the Approved Plan and to the preceding fiscal year, all prepared in accordance with both Mexican and United States generally accepted accounting principles (together with a reconciliation thereof) and accompanied by (a) with respect to the consolidated portions of such statements, an opinion of BDO International S.C. or another independent accounting firm acceptable to the Requisite Investors (which contains no qualifications that relate to limitations on the scope of the audit or an adverse condition with respect to the Company or an adverse act by the Company, excluding currency devaluations, force majeure events and acts of god), (b) a certificate from such accounting firm, addressed to the Board, stating that in the course of its examination nothing came to its attention that caused it to believe that there was an Event of Noncompliance in existence or that there was any other default by the Company or any subsidiary in the fulfillment of or compliance with any of the terms, covenants, provisions or conditions of any other material agreement to which the Company or any subsidiary is a party or, if such accountants have reason to believe any Event of Noncompliance or other default by the Company or any subsidiary exists, a certificate specifying the nature and period of existence thereof, and (c) a copy of such firm's annual management letter to the Board;

          (vi) promptly upon receipt thereof, any additional reports, management letters or other detailed information concerning significant aspects of the Company's operations or financial affairs given to the Company by its independent accountants (and not otherwise contained in other materials provided hereunder);

          (vii) within ten days after transmission thereof, copies (in English) of all financial statements, proxy statements, reports and any other general written communications which the Company sends to its shareholders and copies of all registration statements and all regular, special or periodic reports (other than those related solely to routine technical matters) which it files, or any of its officers or directors file, with respect to the Company, with the Bureau, the National Banking and Securities Commission and the Ministry of Communications and Transportation or the U.S. Securities and Exchange Commission or with any securities exchange on which any of its securities are then listed, and copies of all press releases and other statements made available generally by the Company to the public concerning material developments in the Company's and its subsidiaries' businesses; and

          (viii) with reasonable promptness, such other information and financial data concerning the Company and its subsidiaries as any Person entitled to receive information under this Section 5(a) may reasonably request in connection with the monitoring of their investment in the Company or their activities as a member of the Board.

Each of the financial statements referred to in Sections 5(a)(iii) and 5(a)(v) shall be true and correct in all material respects as of the dates and for the periods stated therein, subject in the case of the unaudited financial statements to changes resulting from normal year-end adjustments for recurring accruals (none of which would, alone or in the aggregate, be materially adverse to the condition (financial or otherwise), operating results, assets, operations or business prospects of the Company and its subsidiaries taken as a whole).

          All financial statements and other deliveries required under this
Section 5(a) shall be expressed in both U.S. dollars and Mexican pesos (or the then current Mexican currency).

          (b) Certain Affirmative Covenants. The Company shall, and shall cause each of its subsidiaries to: (i) at all times cause to be done all things necessary to maintain, preserve and renew its corporate existence and all material licenses, concessions, authorizations and permits necessary to the conduct of its businesses; (ii) maintain and keep its properties in good repair, working order and condition, and from time to time make all necessary repairs, renewals and replacements, so that its businesses may be properly conducted at all times; (iii) continue to operate its business, carry on its activities and enter into transactions only in the ordinary course of business as is customary for the Company and each such subsidiary and consistent with the Company's and each such subsidiary's past practices; (iv) if a dividend is declared or paid on any one series or class of shares of the Company, declare or pay (on a pro rata basis) the same dividend on each other series and class of shares of the Company (other than with respect to dividends declared or paid in shares of the Company which shall be declared or paid in the series or class of shares on which they are made) and (v) comply with (and from time to time, including without limitation, upon request, provide evidence to the Investors of the compliance with) the Guidelines and all applicable laws, rules, regulations and policies (as they may be amended from time to time) of: (A) the United States of America, including, without limitation, the FCPA, the export controls imposed by the U.S. Department of Commerce, the International Traffic in Arms Regulations, the restrictions imposed by the U.S. Office of Foreign Assets Control and the anti-boycott regulations administered by the U.S. Department of Commerce and the U.S. Department of the Treasury, in each case to the extent compliance with such laws does not violate any applicable Mexican or other laws, and (B) Mexico, including all Mexican telecommunications, foreign investment, corporate and tax laws, rules, regulations and policies and all Mexican reporting requirements; provided that the Company shall effect such compliance with United States and Mexican laws in a manner consistent with the terms of this Agreement.

          (c) Qualified Public Offering. Without prejudice to the provisions of
Section 2A above requiring the consent of the Requisite Directors for certain actions, (i) prior to May 21, 2002 (the fourth anniversary of the date of the Original Shareholders Agreement), the Company and the Existing Securityholders shall use their reasonable best efforts to cause the Company to consummate a Qualified Public Offering as promptly as practicable after the date of this Agreement and, (ii) on and after May 21, 2002, the Company and the Existing Securityholders shall use their best efforts to cause the Company to consummate a Qualified Public Offering as promptly as practicable after such date (provided that in neither case shall the Existing Securityholders be obligated to incur any material out-of-pocket expenses in connection therewith).

          (d) No U.S. Activities. The Company and the Securityholders understand and acknowledge that the Regulated Investors are regulated under Regulation K promulgated under the U.S. Bank Holding Company Act, as amended. In this respect, the Company shall not, and shall not permit its subsidiaries to, directly or indirectly engage in or transact any business or activities in, or carry on or maintain a place of business, or invest in or own any entity engaged in or transacting any business in, the United States without the prior written consent of each Regulated Investor (provided that this shall not prohibit the Company from providing long distance telephone service from Mexico to the United States). In the event that the Company desires to engage in any activity which would violate this Section 5(d), the Regulated Investors agree to cooperate and work with the Company to develop (if reasonably feasible) an alternate arrangement or structure which would be permissible under Regulation K promulgated under the U.S. Bank Holding Company Act, as amended.

          (e) Inspection of Property. The Company shall permit any representative designated by a member of the Board at such times as any such Person may reasonably request during regular business hours after prior written notice of at least two business days, to (i) visit and inspect any of the properties of the Company and its subsidiaries, (ii) examine and copy the corporate and financial records of the Company and its subsidiaries and (iii) discuss the affairs, finances and accounts of the Company and its subsidiaries with the directors, officers, key employees and independent accountants of the Company and its subsidiaries.

          (f) Preemptive Rights. Except for issuances of (i) Company Shares pursuant to an underwritten public offering registered under the securities laws of Mexico and/or the United States of America, (ii) options to acquire Company Shares pursuant to the Management Option Plan (as defined in the Subscription Agreement), the Operating Agreement and the Strategic Assistance Agreement (each, as in effect on the date hereof), the Engagement Letter (which shall not exceed (i) 24,425 Series N Shares in the aggregate prior to giving effect to the Restructuring and (ii) 12,213 Series C Shares and 12,213 Series N Shares in the aggregate after giving effect to the Restructuring)), the Nissho Stock Option Agreement) (which Company Shares issued under the Nissho Stock Option Agreement shall not exceed (i) 337,471 Series N Shares in the aggregate prior to giving effect to the Restructuring and (ii) 168,736 Series C Shares and 168,736 Series N Shares in the aggregate after giving effect to the Restructuring), or other share option plans approved by the Board in accordance with Section 2 (and issuances of Company Shares upon the exercise of such options), (iii) shares of the Company to Regulated Investors pursuant to Section 7 below, and (iv) Company Shares upon the exercise of the options or warrants outstanding on the date hereof and described on the Schedule of Capitalization of the Company attached hereto on the terms specified in the Subscription Agreement, if the Company proposes to issue any (x) Company Shares or (y) any of its other equity securities, debt securities containing equity features or other securities convertible into or containing options or rights to acquire any such debt or equity securities ("Other Securities" and, together with the securities referred to in clause (x), "Securities"), the Company shall deliver written notice to all of the Securityholders, including the Common Representative (the "Preemptive Rights Notice"), and shall (in addition to all other rights and obligations under applicable law, and in addition to any required approvals under Section 2A above) first offer to sell to each holder of the series or class of Company Shares being issued (only in the case of the issuance of Company Shares) (and including the NIT Trustee in the case of any issuance or sale of Series C Shares or Series N Shares) or each shareholder (including the NIT Trustee) of the Company (only in the case of the issuance of Other Securities), a portion of such Securities equal to the quotient determined by dividing (1) the sum of the number of Company Shares of the series or class being issued (only in the case of the issuance of Company Shares) ("Specific Shares") or Company Shares (only in the case of the issuance of Other Securities) held by such shareholder (including with respect to the NIT Trustee, all of the Series C Shares and Series N Shares in the Neutral Investment Trust), by (2) the sum of the total number of Specific Shares or Company Shares, as applicable, outstanding on a fully diluted basis. Each such shareholder (each, an "Eligible Shareholder") shall (subject to the remainder of this Section 5(f)) be entitled to purchase such Securities at the most favorable price and on the most favorable terms as such Securities are to be offered to any other Persons by delivering written notice to the Company within 30 days after the delivery of the Preemptive Rights Notice; provided that, at the request of the NIT Trustee or any Regulated Investor that is an Eligible Shareholder, the Company shall offer to the NIT Trustee and/or such Regulated Investor Securities with terms (satisfactory to the NIT Trustee and/or such Regulated Investor) that are identical to such Securities being offered except that such Securities shall have no voting rights and shall be convertible: (i) in the case of Series N Shares, into limited voting Securities (to the extent permitted by applicable law), and (ii) in the case of Series C Shares, into Securities (to the extent permitted by applicable law) of which the voting rights shall be restricted in such a manner that such Securities must be voted in the same manner as the majority vote of the Series A Shares; and provided further that if the Company issues or sells any shares of any series or class of its equity securities, it shall issue and sell (on a pro rata basis and at the same price and on the same terms described above) shares of each other series and class of its equity securities.

          Any Securities elected to be subscribed to by Eligible Shareholders in accordance with the foregoing shall be sold to such Eligible Shareholders on the terms specified in the Preemptive Rights Notice. If any Eligible Shareholders do not elect to subscribe to the Securities, the Company may issue and sell such Securities to the electing Eligible Shareholders and other Persons on the terms set forth in the Preemptive Rights Notice for a period of 90 days after the expiration of the 30 day period after the delivery of the Preemptive Rights Notice. Any Securities not sold within such 90 day period shall be reoffered to Eligible Shareholders in accordance with the provisions of this Section 5(f) (including the time periods contained herein). Notwithstanding the foregoing, in the event that an electing Eligible Shareholder is not permitted under Mexican law to hold the amount or type of Securities to which such electing Eligible Shareholder would be entitled upon exercise of its rights under this Section 5(f), then the electing shareholder shall have the right to designate another purchaser who would be qualified under Mexican law to purchase such securities or, at the election of the electing shareholder, the Company shall instead give to such electing Eligible Shareholder the right (to the extent permitted under Mexican law) to subscribe to (i) Series N Shares or other Securities which have identical rights as the Securities being offered except that voting rights shall be limited to the minimum extent necessary to effect such compliance, and (ii) Series C Shares that must be voted in the same manner as the majority vote of the Series A Shares.

          (g) Confidentiality. Each Securityholder agrees that it shall use its reasonable efforts to, and shall use its reasonable efforts to cause its respective directors, officers, employees, former employees, advisors and Affiliates to, keep any information or materials which (i) pertain to the Company or its subsidiaries or their respective businesses or (ii) pertain to matters designated as proprietary and confidential by the Company (collectively, "Confidential Information") confidential; provided that (A) any Confidential Information required by law, regulators or legal or administrative process to be disclosed may be disclosed without violating the provisions of this Section 5(g), (B) the Securityholders may disclose Confidential Information to their respective directors, officers, employees, former employees, advisors, investors, partners and Affiliates ("Affiliated Parties") and their respective Affiliated Parties if the disclosing party believes that such disclosure is necessary or desirable in connection with the transactions contemplated hereby,
(C) the Securityholders (or any of their Affiliated Parties and their respective Affiliated Parties) may disclose Confidential Information in connection with the sale or transfer of any portion of Company Securities so long as such Person's transferee agrees in writing to be bound by the provisions hereof (provided that such sale or transfer does not violate any provisions of this Agreement, and (in the case of CPOs), the Neutral Investment Trust Agreement) and (D) this Section 5(g) shall not prohibit the Securityholders from disclosing any Confidential Information that is available to the public on the Closing Date, or which thereafter becomes available to the public other than as a result of a breach of this Section 5(g).

          (h) UBTI. Notwithstanding any provision of this Agreement to the contrary the Company shall not undertake any activity, operate any trade or business, or take any action, including without limitation the borrowing of money or the incurring of any other indebtedness, obligation, or liability, that would cause any Securityholder, any partner of any Securityholder, or any Person owning, directly or indirectly, any interest in a Securityholder or the Company, whose income is exempt from United States federal income tax (each, an "Affected Person"), to have or incur any unrelated business taxable income (as defined in Sections 511 through 514 of the United States Internal Revenue Code) on account of such activity or action without the express prior written consent of each Securityholder who is (or is acting on behalf of) an Affected Person, which consent may be granted, withheld or conditioned in such Securityholder's respective sole and absolute discretion.

          (i) By-Laws. The Company covenants and agrees to take all actions necessary to cause the the By-laws of the Company substantially in the form attached hereto as Exhibit C (with any such changes thereto subject to the written approval of all of the Investors and the Company) to be approved and adopted by the Shareholders of the Company, including without limitation, within 30 days of the date hereof to cause a Shareholders' Meeting for the purpose of approving and adopting the By-laws of the Company in the form attached hereto as Exhibit C (with any such changes thereto subject to the written approval of a majority of the Investors and the Company) to be held and the Company shall file within 10 days thereof such By-laws with the Public Registry of Property and Commerce of Mexico, Federal District. Each Securityholder hereby approves the form of the Company's By-laws attached hereto as Exhibit C (the "Company's By-Laws") and covenants to vote (or cause to be voted) the Shares beneficially owned by such Securityholder in favor of the adoption of such form of such By-laws (including any such changes thereto that are approved by a majority of the Investors and the Company) at the Special Shareholders' Meeting contemplated by this Section 5(i).

          (j) Bureau of Foreign Investment. Within ten (10) days after the approval of any amendments to or restatements of the Company's By-laws by the shareholders of the Company (including the amendment contemplated by Section 5(i) hereof), the Company shall file with the Bureau for approval all provisions of such By-laws, as amended, which differ from the form of the Company's By-laws submitted previously to the Bureau for approval, to the extent that such approval is necessary with respect to any such provisions.

          (k) Termination of Neutral Investment Trust. Neither the Company (including any of the Company's officers, directors, employees and agents) nor any CPO Holder shall consent to a termination of the Neutral Investment Trust if such termination would result in a liquidation of the Neutral Investment Trust unless this Agreement is amended pursuant to the terms hereof to address the anticipated post-termination capital structure of the Company and post-termination relationship of the Securityholders and (i) the CPO Holders receive a certificate of participation in a successor neutral investment trust or other instrument, in form and substance reasonably satisfactory to a majority of the CPO Holders, on a one-for-one basis for the liquidated CPOs, or (ii) the Company's By-laws are amended to either (1) permit the ownership of the Series C Shares and Series N Shares directly by the CPO Holders or (2) create one or more series of stock of the Company (A) which may be held directly by the CPO Holders and (B) into which the Series C Shares and Series N Shares held by the NIT Trustee shall be converted prior to the liquidation of the Neutral Investment Trust. In connection with a proposed termination of the Neutral Investment Trust, at the written request of a majority of the CPO Holders, the Company and the Existing Securityholders agree to use their best efforts to cause such an amendment to the Company's by-laws to be adopted and approved.

          6. Restrictions on Transfer of Company Securities.

          (a) Transfer of Securities. No Securityholder shall directly or indirectly Transfer any interest in its Company Securities except pursuant to the provisions of this Section 6 (other than a Transfer pursuant to Sections 7, 8, 9, 10 or 11 (an "Exempt Transfer")), and also, in the case of CPOs, the Neutral Investment Trust Agreement. With respect to the CPOs, to the extent that any restriction on transfer contained in the Neutral Investment Trust Agreement is inconsistent with the restrictions on transfer contained herein, the Securityholders agree that both transfer restriction provisions shall apply.

          (b) Retention. Notwithstanding anything to the contrary contained in this Agreement, except with respect to Exempt Transfers and Transfers permitted by Section 6(f) below, no holder of Series A Shares or Series B Shares shall Transfer any Company Shares until the first to occur of (i) January 1, 2001 and
(ii) a Qualified Public Offering.

          (c) First Refusal Rights. Subject to Section 6(b), at least 30 days prior to the Transfer of an interest in any Company Securities (other than pursuant to an Exempt Transfer), each Securityholder who is not an Investor (the "Transferring Securityholder") shall deliver to the Secretary of the Board (and, in the case of a proposed Transfer of CPOs, to the Common Representative and each CPO Holder), and the Secretary of the Board or the Common Representative, as the case may be, shall then promptly (but in any event within 5 days) deliver to the other Securityholders a notice (the "Offer Notice") disclosing the number of Company Securities to be transferred, the proposed price, terms and conditions of the Transfer and the identity of the prospective transferee(s) who submitted the offer. The other Securityholders (on a pro rata basis) may elect to purchase all (but not less than all) of the Company Securities to be transferred on the same terms and conditions as those set forth in the Offer Notice by giving written notice to the Transferring Securityholder within 30 days after the Offer Notice has been given to the Secretary of the Board or Common Representative, as the case may be. If the other Securityholders elect to purchase all such Company Securities hereunder, the Transfer of such Company Securities shall be consummated as soon as possible after the delivery of the election notice(s) to the Transferring Securityholder, but in any event within 15 days after the expiration of such 30-day period. If the other Securityholders do not elect to purchase all of the Company Securities specified in the Offer Notice, the remaining Company Securities shall be reoffered on a pro rata basis to those Securityholders electing to purchase offered Company Securities by delivery of an additional written notice. If within 10 days of the delivery of such additional notice the other electing Securityholders have not elected to purchase all of the Company Securities specified in the Offer Notice, the Transferring Securityholder may transfer the Company Securities specified in the Offer Notice to the transferee(s) specified in the Offer Notice at a price and on terms no more favorable to the transferee(s) than specified in the Offer Notice for a period of no more than 60 days after the 45 days after delivery of the Offer Notice. Any Company Securities not transferred within such 60-day period shall remain subject to the provisions of this Section 6(c).

          Notwithstanding the foregoing, in the event that an electing Securityholder is not permitted under Mexican law to hold the amount or type of Company Securities to which such electing Securityholders would be entitled upon the exercise of its rights under this Section 6(c), then the electing Securityholder shall have the right to designate another purchaser who would be qualified under Mexican law to purchase such Company Securities or, at the election of the electing Securityholder, the Company shall agree (to the extent permitted under Mexican law) to exchange such Company Securities to be purchased by the electing Securityholder (pursuant to the exercise of its rights under this paragraph Section 6(c)) for other securities of the Company which have identical rights as such Company Securities being transferred except that, in order to comply with applicable law, the voting rights of such securities shall be limited to the minimum level necessary to effect such compliance. In the event of a substitution for such securities of Series C Shares and Series N Shares, the electing Securityholder agrees to deposit (or cause to be deposited) all of such Series C Shares and Series N Shares into the Neutral Investment Trust in exchange for CPOs.

          (d) Participation Rights. After the required delivery by a Transferring Securityholder of an Offer Notice to the Secretary of the Board (or to the Common Representative and each CPO Holder, as the case may be), the other Securityholders may elect to participate in the contemplated Transfer (other than an Exempt Transfer but including a Transfer pursuant to Section 6(c)) by an Existing Securityholder or an Other Securityholder at the same price per share and on the same terms by giving written notice to the Transferring Securityholder within 20 days after delivery of the Offer Notice to the Company. Each participating other Securityholder may sell in the contemplated Transfer, at the same price and on the same terms specified in the Offer Notice, a number of Company Securities (whether Series A, Series B, Series C or Series N Shares or CPOs) equal to the product of (i) the quotient determined by dividing the percentage of Company Securities (including any CPOs) owned by such Person by the aggregate percentage of Company Securities (including any CPOs) owned by the Transferring Securityholder and the other participating Securityholders and (ii) the Company Securities (including any CPOs) to be sold in the contemplated Transfer. For the purposes of such calculation, each CPO owned by a Securityholder shall count as two Company Shares (as adjusted for any stock splits or reverse-stock splits of the Series C Shares or Series N Shares).

     For example, if the Offer Notice contemplated a sale of 100 Company Shares by the Transferring Securityholder, and if the Transferring Securityholder at such time owns 30% of all of the Company Shares outstanding and the sole other participating Securityholder elects to participate and owns 20% of all of the Company Shares outstanding, the Transferring Securityholder would be entitled to sell a total 60 shares (30%, 50% x 100 shares) and such other Securityholder would be entitled to sell a total of 40 shares (20%, 50% x 100 shares).

          No Transferring Securityholder shall transfer any of its Company Securities to any prospective transferee if such prospective transferee(s) decline to allow the participation on the terms provided in this Section 6(d) of the other Securityholders who have elected to so participate.

          (e) Right of First Offer on Transfers of CPOs by Investors. Subject to
Section 6(b), in the event that any Investor desires to Transfer any CPOs (other than pursuant to an Exempt Transfer), such Investor shall first offer to sell such CPOs by delivering to the Common Representative (who shall deliver a copy of such notice to the Secretary of MAXCOM and such Secretary shall then promptly (but in any event within 5 days) deliver a copy thereof to the Company's shareholders) and each of the other CPO Holders written notice thereof (the "Investor Transfer Notice") disclosing the number of CPOs sought to be Transferred, the proposed price of the Transfer and the other material economic terms of the proposed Transfer. The other Securityholders (including the Investors) holding greater than five percent (5%) of the Company Shares (whether Series A, Series B, Series C or Series N Shares, and assuming for such calculation that the ownership of a CPO shall count as the ownership of two Company Shares (as adjusted for any stock splits or reverse-stock splits of the Series C Shares or Series N Shares)) on a fully-diluted basis may elect to purchase all (but not less than all) of the CPOs to be Transferred on a pro rata basis and at the same price specified in the Investor Transfer Notice by giving written notice to such transferring Investor within 30 days after the Investor Transfer Notice has been given to the Common Representative. If such other Securityholders elect to purchase all such CPOs hereunder, the Transfer of such CPOs shall be consummated as soon as possible after the delivery of the election notice(s) to the transferring Investor, but in no event within 15 days after the expiration of such 30-day period. If such other Securityholders do not elect to purchase all of the CPOs specified in the Investor Transfer Notice, the remaining CPOs shall be reoffered on a pro rata basis to those Securityholders electing to purchase offered CPOs by delivering an additional written notice via facsimile, with a copy of such notice sent by overnight mail. If within 10 days of the delivery of such additional notice the other electing Securityholders have not elected to purchase all of the CPOs specified in the CPO Transfer Notice, the transferring Investor may, for a period of 180 days after the expiration of such period, Transfer the CPOs specified in the Investor Transfer Notice to one or more parties at a price and on other material economic terms no more favorable to the transferees thereof than the price per share and other material economic terms offered to such other Investors in the CPO Transfer Notice. Notwithstanding the foregoing, a transferring Investor shall have the right to deliver one or more subsequent Investor Transfer Notices if no Transfer has occurred in accordance with the terms hereof after the expiration of any such 180-day period. For purposes of this Section 6(e) only, the term "Investor" shall include CTGT with respect to its CPOs only.

          (f) Permitted Transfers. The restrictions set forth in this Section 6 shall not apply to any Transfer of Company Securities by any Securityholder (i) in the case of an individual Securityholder, pursuant to applicable laws of descent or (other than in the case of Adri<n Aguirre) among such Securityholder's Family Group or (ii) among the Securityholders and/or their Qualified Affiliates (provided that such Qualified Affiliate(s) shall reconvey any such Company Securities to the transferring Securityholder(s) at such time as the Qualified Affiliate ceases to be a Qualified Affiliate) or among or between the Bachow Investors and/or the BAIIC Investors (the Persons specified in clauses (i) and (ii) above are collectively referred to herein as "Permitted Transferees"); provided that the restrictions contained in this Section 6 shall continue to be applicable to the Company Securities after any such Transfer to a Permitted Transferee, and provided further that the Permitted Transferees of such Company Securities shall have agreed in writing to be bound by the provisions of this Agreement affecting the Company Securities so transferred, and in the case of a permitted transfer of CPOs, also by the provisions of the Neutral Investment Trust Agreement.

          (g) Agreement Upon Transfer or Issuance. Prior to Transferring any Company Securities to any Person, each transferring Securityholder shall cause the prospective transferee to be (i) bound by this Agreement as if such Person were the same as such transferring Securityholder, (ii) in the case of a transfer of CPOs, bound by the Neutral Investment Trust Agreement as a "Settlor" and "CPO Holder," and (iii) if the transferring Securityholder is an Existing Securityholder, be bound by the Security Trust Agreement as a "Grantor," and prior to issuing any Company Securities to any Person, the Company (or, in the case of the issuance of any CPOs to any Person, the NIT Trustee), shall cause the prospective securityholder to sign a counterpart to this Agreement agreeing to be bound as a "Securityholder" and an "Other Securityholder" under this Agreement, unless otherwise determined by the Company and the Requisite Investors; provided that to the extent that the Company issues any Series A Shares or Series B Shares, the Company shall cause the holder thereof to be deemed to be an "Existing Shareholder" under the Security Trust Agreement. Any transferee of an Existing Securityholder shall be deemed to be an "Existing Securityholder" hereunder, any transferee of an Other Securityholder shall be deemed to be an "Other Securityholder" hereunder and any transferee of an Investor shall be deemed to be an "Investor" hereunder. Each Securityholder acknowledges that prior to issuing or registering the transfer of any CPOs to any Person, pursuant to the Neutral Investment Trust Agreement, the NIT Trustee shall cause the prospective CPO holder to sign a counterpart to this Agreement and to the Neutral Investment Trust Agreement unless otherwise determined by the NIT Trustee and the Requisite Investors.

          (h) Agreement Regarding Indirect Transfers. Notwithstanding the foregoing, no Securityholder shall avoid the provisions of this Agreement by first making a Transfer to a Permitted Transferee and then disposing of or transferring all or any portion of such Securityholder's interest in any such Permitted Transferee or by entering into any other transaction intended to avoid the provisions of this Section 6. In addition, the provisions of this Section 6 shall apply to the Transfer of any beneficial interests, equity interests or other ownership interests in any trust that holds Series A Shares or Series B Shares and the permitted transferees and successors thereof that are entities, assuming for purposes of this Section 6(h) that references to the "Company" in this Section 6 are references to such trust and that references to a "Securityholder" are references to the beneficiaries thereof.

          7. Regulatory Compliance; Conversions of Series N Shares and Series C Shares.

          (a) Regulatory Compliance. Before the Company redeems, purchases or otherwise acquires or takes any action with respect to the voting rights of any of its shares (excluding a repurchase of Series N Shares or Series C Shares or purchase of CPOs pursuant to Section 10 below), the Company shall give written notice of such pending action to the Common Representative and each of the Investors. Upon the written request of any Regulated Investor made within 10 days after its receipt of any such notice, the Company shall defer taking such action for such period (not to extend for more than 45 days after the Common Representative's and the Regulated Investor's receipt of the Company's original notice) as the Regulated Investor requests to permit such Regulated Investor and its Affiliates to obtain any requisite authorization to retain such Company Securities or to otherwise reduce the quantity of such Company Securities it owns in order to avoid the Regulatory Problem. If the Regulated Investor has a Regulatory Problem, the Company and the Securityholders will cooperate and assist such Regulated Investor by taking such actions as may be necessary or (in the opinion of the Regulated Investor) desirable as requested by the Regulated Investor to resolve such Regulatory Problem.

          (b) Conversion of Series N Shares and Series C Shares. At the request of any Regulated Investor at any time (whether in connection with any action by the Company referred to in Section 7(a) above or otherwise), such Regulated Investor shall have the right, upon the occurrence or possible occurrence of a Regulatory Problem to convert (without the delivery or payment by the NIT Trustee or such Regulated Investor of any additional consideration) such number of Series N Shares or Series C Shares then held (beneficially or of record) by such Regulated Investor or CPOs held by such Regulated Investor and/or its Affiliates which may be deemed to be voting shares under laws applicable to such Regulated Investor into a like number of nonvoting shares (whether in the form of Company Securities, preferred shares or other securities, as permitted by Mexican law). In the event of such conversion, the Regulated Investor and/or its Affiliates, as the case may be, shall be entitled to all the rights which they had pursuant to this Agreement, the Subscription Agreement or any other Transaction Agreement as a holder of (i) such Series N Shares, other than the limited voting rights of such Series N Shares, (ii) such Series C Shares, other than the mandatory voting in the same manner as the majority vote of the Series A Shares, and (iii) such CPOs (if any). In addition, in the event such Regulatory Problem ceases to exist or at the Regulated Investor's request at any other time, the NIT Trustee and such Regulated Investor and its Affiliates shall have the right to reconvert such other shares or securities into Series C Shares and/or Series N Shares. In the event of a reconversion of any such shares or securities into Series C Shares and/or Series N Shares, the electing Securityholder agrees to deposit such Series C Shares and Series N Shares into the Neutral Investment Trust in exchange for CPOs.

          (c) Subdivisions, Combinations, etc. If the Company in any manner subdivides or combines the outstanding shares of one class or series of shares, the outstanding shares of the other class or series of shares shall be proportionately subdivided or combined in a similar manner.

          (d) Compliance with Applicable Laws. Notwithstanding anything to the contrary in this Agreement, nothing in this Section 7 shall require the Company to take any action that would cause the Company to forfeit or violate the terms of any of its Mexican grants (concessions) to operate the Business or that would cause the Company to violate applicable law, which violation of law would have a material adverse effect on the Business, taken as a whole.

          8. Investor Liquidity Rights.

          (a) Retention of Investment Banker. If on or prior to May 21, 2002 (the fourth anniversary of the date of the Original Shareholders Agreement), the Company has not for any reason completed a Qualified Public Offering, then the Requisite Investors shall have the right (but not the obligation) from time to time after such date (but no more frequently than one time in any 6-month period) to cause the Existing Securityholders to select an investment banker from among three investment bankers designated by the Requisite Investors (the "Investment Banker") to assess the feasibility of consummating a Qualified Public Offering at a price per share at least equal to the Offering Price. The Company and the Existing Securityholders hereby agree to take (or cause to be taken) all acts and execute all instruments as may be necessary or (in the opinion of the Requisite Investors) desirable to enable the Requisite Investors to retain (at the Company's expense) the Investment Banker.

          (b) Feasibility Determination. As soon as reasonably practicable after the Investment Banker has been retained as provided above, the Investment Banker will evaluate the condition of the U.S. and Mexican markets and of the Company and will assess the feasibility (and shall be instructed to complete such assessment no later than 90 days after its retention) of consummating a Qualified Public Offering at an offering price per share to the public in excess of the equivalent of U.S. $40.00 per CPO (or U.S. $20.00 per Series N Share and U.S. $20 per Series C Share), on a fully diluted basis as of the date hereof as adjusted for share splits, combinations, dividends, recapitalizations or similar events (the "Offering Price").

          (c) Specific Qualified Public Offering. If the Investment Banker determines as provided above that a Qualified Public Offering at the Offering Price (a "Specified Qualified Public Offering") is feasible, then the Securityholders agree to cause the Board to approve of such a Specified Qualified Public Offering and the Company and the Existing Securityholders each hereby agree to use (and to cause the Company's management to use) their respective best efforts (and take (or cause to be taken) all necessary and desirable actions or other actions reasonably requested by any Investor) to consummate such a Specified Qualified Public Offering. If the Investment Banker determines as provided above that a Qualified Public Offering is feasible but at a price per CPO (or per Series C Share and Series N Share as the case may be) below the Offering Price, then the Board may approve or disapprove of such a Qualified Public Offering in its good faith judgment; provided, however, that if such Qualified Public Offering would only involve the sale of Company Securities held by the Investors, then the Requisite Investors shall have the right within 15 days after the Investment Banker's determination to approve of such Qualified Public Offering and, after any such approval, the Securityholders shall cause the Board to approve of such Qualified Public Offering (after such approvals, a "Specified Qualified Public Offering") and the Company and the Existing Securityholders each shall use (and shall cause the Board and the Company's management to use) their respective best efforts (and take (or cause to be taken) all necessary and desirable actions or other actions reasonably requested by any Investor) to consummate such a Specified Qualified Public Offering.

          (d) Investor Rights. If at any time (or from time to time) after the Investment Banker's determination of the feasibility of a Specified Qualified Public Offering the Requisite Investors determine in their good faith judgment that the Existing Securityholders and/or the Company's management are not using their respective best efforts to consummate such a Specified Qualified Public Offering, then the Requisite Investors shall be entitled to so notify the Company by delivering written notice to the Company describing in reasonable detail the alleged deficiencies and the proposed actions which should be taken to consummate the Specified Qualified Public Offering (the "IPO Default Notice"). If within 5 business days after the delivery of the IPO Default Notice the Requisite Investors determine that the Existing Securityholders, the Board and/or the Company's management have not used their respective best efforts to begin acting on the proposals in the IPO Default Notice and otherwise to cause the consummation of the Specified Qualified Public Offering, and are not continuing such efforts, then (unless the Investment Banker delivers to the Company within such 5 business-day period a letter stating that it believes that the Existing Securityholders, the Board and the Company's management are using such best efforts), at the request of the Requisite Investors, the Securityholders will cause the Board to replace the Company's management with personnel selected by the Requisite Investors and shall cause the Company's management to act on the proposals in the IPO Default Notice and otherwise to cause the consummation of the Specified Qualified Public Offering. If at any time (or from time to time) after the delivery of such an IPO Default Notice, but in no event earlier than 10 business days after the delivery of such IPO Default Notice, the Requisite Investors determine in their good faith judgment that the Existing Securityholders and/or the Company's management are not using their respective best efforts to consummate such a Specified Qualified Public Offering, then the Requisite Investors shall be entitled to so notify the Company by delivering an additional IPO Default Notice to the Company. If the Requisite Investors determine that the Existing Securityholders, the Board and/or the Company's management have not, within 5 business days after the delivery of such IPO Default Notice, used their respective best efforts to begin acting on the proposals in such IPO Default Notice and otherwise to cause the consummation of the Specified Qualified Public Offering, and are not continuing such efforts, then (unless the Investment Banker delivers to the Company within such 5 business [ ] day period a letter stating that it believes that the Existing Securityholders, the Board and the Company's management are using such best efforts) the Requisite Investors shall be entitled to exercise the voting rights of all Securityholders and to replace the members of the Board pursuant to Section 1(e) (as contemplated by and in accordance with the Security Trust Agreement) in order to cause such a Specified Qualified Public Offering to be consummated by delivering written notice to the Security Trust Trustee. The delivery of an IPO Default Notice shall not exhaust the rights of the Requisite Investors to deliver additional IPO Default Notices, and one or more subsequent IPO Default Notices may be given from time to time thereafter containing modified or additional directions. The rights of the Investors pursuant to this Section 8(d) are secured by the Security Trust Agreement.

          (e) Sale Transaction if no Qualified Public Offering. If either:

          (i) the Investment Banker determined that a Specified Qualified Public Offering was feasible, but a Specified Qualified Public Offering has not occurred within 100 days following such determination, and the Company, the Existing Securityholders and/or the Company's management did not use their respective best efforts to consummate a Specified Qualified Public Offering and take all actions proposed in an IPO Default Notice; or

          (ii) for any reason no Qualified Public Offering has been consummated on or prior to May 21, 2005 (the seventh anniversary of the date of the Original Shareholders Agreement),

then the Requisite Investors shall have the right (but not the obligation) to retain (at the Company's expense) an Investment Banker to consummate a Sale Transaction (as defined below). In such event, the Company and all Securityholders hereby agree to take (or cause to be taken) all actions and execute all instruments as may be necessary or as may be requested by the Requisite Investors to (i) enable the Investment Banker to conduct an auction in an orderly process to maximize shareholder value and (ii) cause the Company and/or the Securityholders to take (or cause to be taken) any of the following actions or any combination thereof (collectively, "Sale Transactions"):

          (A) selling all of the Company's and its subsidiaries' assets in one or more transactions;

          (B)  merging or consolidating the Company with or into any other
               Person;

          (C) requiring that each Securityholder sell all of the Company Securities then held by such Securityholder; and/or

          (D) requiring that each Securityholder sell all of the Company Shares then held by such Securityholder and each CPO Holder cause the NIT Trustee to sell all of the Company Shares that are part of the Neutral Investment Trust's trust estate.

The proceeds of each such Sale Transaction shall either be cash, Cash Equivalents or Marketable Securities. The Investors' rights to cause a Sale Transaction and the Existing Securityholders' obligations with respect to a Sale Transaction are secured by the Security Trust Agreement.

          In connection with each Sale Transaction, each holder of Company Shares shall (and each CPO Holder shall use its best efforts to cause the Series N Shares held in the Neutral Investment Trust to) vote for, consent to and raise no objections against such Sale Transaction. To the extent such power is not exercised by the NIT Trustee, each CPO Holder shall cause the voting power of their CPOs to be voted for (or to consent to) such Sale Transaction, and each CPO Holder shall not raise any objections to such Sale Transaction. If the Sale Transaction is structured as a (i) merger or consolidation, each holder of Company Shares shall waive (and each CPO Holder shall use its best efforts to cause to be waived) any dissenters' rights, appraisal rights or similar rights in connection with such merger or consolidation or (ii) sale of Company Shares, each Securityholder shall either (depending on the terms and conditions so approved) (A) agree to sell all of its Company Securities and rights to acquire Company Securities on the terms and conditions so approved or (B) agree to sell all of its Company Shares and, to the extent that such Securityholder is also a CPO Holder, use its best efforts to cause the NIT Trustee to sell all of the Company Shares that are part of the Neutral Investment Trust's trust estate on the terms and conditions so approved. Each Securityholder shall take all necessary or desirable actions in connection with the consummation of the Sale Transaction as requested by the Board. Notwithstanding the foregoing, the obligations of the Securityholders with respect to a Sale Transaction are subject to the satisfaction of the conditions specified in Section 8(g)(iii) below.

          (f) Shareholder Vote. Each Securityholder hereby agrees to (and in the case of the CPO Holders, to use its best efforts to cause the NIT Trustee to) vote in favor of, consent to, sell its Company Securities in connection with, waive any rights to dissent from or any other actions reasonably requested from time to time by the Requisite Investors in connection with any Sale Transaction proposed to be effected pursuant to Section 8(e). To the extent that such power is not exercised by the NIT Trustee, each CPO Holder shall use its best efforts to cause the voting power of their CPOs to be voted for (or to consent to) such Sale Transaction, and each CPO Holder shall not raise any objections to such Sale Transaction. Each Securityholder and the Company shall take (or use its best efforts to cause to be taken) all action requested by the Requisite Investors in connection with such proposed Sale Transaction (including using its best efforts to obtain any required regulatory approvals). Without limiting the generality of the foregoing, in connection with each Sale Transaction pursuant to Section 8(e)(C) above: (i) (A) each Securityholder shall sell its Company Securities to the purchaser(s) directed by the Requisite Investors, or (B) at the sole option of the Requisite Investors, each other Securityholder shall sell all of its Company Shares to the purchaser(s) directed by the Requisite Investors and each CPO Holder shall use its best efforts to cause the NIT Trustee to sell all of the Company Shares that are part of the Neutral Investment Trust's trust estate to such purchaser(s), (ii) to the extent applicable, the Company shall make the corresponding entries in its Share Registry Book, (iii) to the extent applicable, the Common Representative shall direct the NIT Trustee to make the corresponding entries in its CPO Registry Book, and (iv) each Securityholder shall deliver (or cause to be delivered) to the purchaser(s) the certificates representing the Company Securities sold pursuant to Section 8(e).

          (g) Sale of the Company.

          (i) Each of the Company and the Securityholders shall notify the Board immediately if any person(s) or entity(ies) make(s) any proposal, offer, inquiry or contact with respect to any (a) merger, reorganization or consolidation, (b) acquisition or purchase of assets of, or any equity interest in, or any securities convertible into or exchangeable for an equity interest in, or (c) similar transaction or business combination involving, the Company.

          (ii) If the Board receives (as provided in clause (i) above) any bona fide written offer with respect to a Sale of the Company Transaction after which the Investors would receive at least the Required Minimum Return, then the Securityholders shall cause a meeting of the Company's shareholders to be held as promptly thereafter as possible for the purpose of approving or disapproving of such Sale of the Company Transaction. If the holders of at least 60% of the Company Shares (including, for purposes of such calculation, the shares represented by the CPOs (i.e., each CPO shall count as two Series N Shares (as adjusted for any stock splits or reverse-stock splits of the Series C Shares or Series N Shares) and excluding any Company Shares (and any CPOs) held directly or indirectly by the offeror(s) and its or their respective Affiliates) approve such Sale of the Company Transaction (whether or not entitled to vote thereon) (an "Approved Sale"), each holder of Company Shares, shall (and each CPO Holder shall use its best efforts to cause the Series N Shares held in the Neutral Investment Trust to) vote for (or cause to be voted for), consent to and raise no objections against such Approved Sale. To the extent such power is not exercised by the NIT Trustee, each CPO Holder shall use its best efforts to cause the voting power of their CPOs to be voted for (or to consent to) such Approved Sale, and each CPO Holder shall not raise any objections to such Approved Sale. If the Approved Sale is structured as a
     (i) merger or consolidation, then each holder of Company Securities shall waive (or in the case of a CPO Holder, use its best efforts to cause to be waived) any dissenters' rights, appraisal rights or similar rights in connection with such merger or consolidation or (ii) sale of Company Shares, then each Securityholder, shall either (depending on the terms and conditions so approved) agree to sell (A) all of its Company Securities and rights to acquire Company Securities on the terms and conditions so approved or (B) all of its Company Shares and, to the extent that such Securityholder is also a CPO Holder, cause the NIT Trustee to sell all of the Company Shares that are part of the Neutral Investment Trust's trust estate, on the terms and conditions so approved. Each Securityholder shall take (or cause to be taken) all necessary or desirable actions in connection with the consummation of the Approved Sale as requested by the Board.

          (iii) The obligations of the holders of Company Securities with respect to the Approved Sale of the Company are subject to the satisfaction of the following conditions: (i) each shareholder, including the NIT Trustee, shall receive in exchange for the Company Shares held by it the same portion of the aggregate consideration from such sale or exchange that such shareholder would have received if such aggregate consideration had been distributed by the Company in complete liquidation pursuant to the rights and preferences set forth in the Company's By-laws as in effect immediately prior to such sale or exchange and (ii) if any CPO Holders or any holders of a series or class of Company Shares are given an option as to the form and amount of consideration to be received, each CPO Holder or holder of such series or class shall be given the same option.

          (iv) Notwithstanding anything to the contrary, (A) the CPO Holders and the NIT Trustee will only be required to make affirmative representations and warranties as to due power and authority, non-contravention and ownership of Company Securities, free and clear of all liens, and (B) the CPO Holders shall be severally obligated to join on a pro rata basis (based on each such CPO Holder's share of the aggregate proceeds paid with respect to its interest) in any indemnification obligation that the other Securityholders of the Company (other than the NIT Trustee) have agreed to in connection with such Approved Sale other than any such obligations that relate specifically to a particular Securityholder, such as indemnification with respect to representations and warranties given by a Securityholder regarding such Securityholder's title to and ownership of shares; provided that no such holder shall be obligated in connection such Approved Sale to indemnify the prospective transferee or its affiliates with respect to an amount in excess of the net cash proceeds paid to such holder in connection with such Approved Sale; provided further that any escrow of proceeds of any such transaction shall be withheld on a pro rata basis among all Securityholders; and provided further that notwithstanding the foregoing, the NIT Trustee shall not be obligated to join in any indemnification obligation that the Securityholders may agree to in connection with such Approved Sale.

          (h) Preference Upon Sale of the Company. The Company and each Securityholder agree that in the event of any sale or exchange by the Securityholders of all or substantially all of the Company Shares and other equity securities of the Company (whether by sale, merger, recapitalization, reorganization, consolidation, combination or otherwise and whether or not pursuant to this Section 8), each shareholder, including the NIT Trustee, shall receive in exchange for the Company Shares and other equity securities of the Company held by such shareholder the same portion of the aggregate consideration from such sale or exchange that such shareholder would have received if such aggregate consideration had been distributed by the Company in complete liquidation pursuant to the rights and preferences set forth in the Company's By-laws as in effect immediately prior to such sale or exchange, and each agreement or other document effecting or evidencing such sale or exchange shall reflect such preference and shall require the disbursement of proceeds in accordance therewith. Each Securityholder shall take (or use its best efforts to cause to be taken) all necessary or desirable actions in connection with the distribution of the aggregate consideration from such sale or exchange as requested by the Requisite Investors.

          9. Investor Registration Rights.

          (a) In addition to all other rights and remedies of the Investors under this Agreement, after May 21, 2002 (the fourth anniversary of the date of the Original Shareholders Agreement), the Requisite Investors may request that the Company take all requisite actions at the Company's expense to permit the Investors to sell the Company Securities held by them pursuant to an initial public offering under (i) applicable Mexican securities laws, rules and regulations and/or (ii) applicable United States federal and state securities laws and, in either such event, the Company shall be obligated to become, and each Securityholder hereby agrees to take (or cause to be taken) all actions necessary or requested by the Securityholders to cause the Company to become, a public company under such laws and to enable such holders to freely transfer their securities (including the CPOs) in the appropriate market without any securities laws or other restrictions, as soon as possible after such request. In addition, in connection with any secondary offering of the Company's Securities, the Investors will be entitled to participate in such secondary offering prior to any other holder of Company Securities. In furtherance thereof, each Securityholder agrees that the Requisite Investors shall have the right to demand that the Company's Securities (at the Company's expense) be registered at the National Registry of Securities and Intermediaries of the National Banking and Securities Commission of Mexico and sell the Investors' Company Securities in connection with any such public offering and, upon such demand, the Company shall take all such actions to enable the Investors to sell their securities (including the CPOs) in a Public Sale, or otherwise freely transfer their securities (including the CPOs) without restrictions, in accordance with the Mexican securities laws and/or United States federal or state securities laws. The Company for this purpose shall assist each Investor in connection with such Public Sale and shall furnish all information which such Investor or the managing underwriters deem necessary or desirable to be disclosed in any prospectus to be distributed in connection with a Public Sale. If a primary or secondary offering is an underwritten offering and the managing underwriters advise the Company in writing that in their opinion the number of securities (whether shares and/or CPOs) requested to be included in such offering exceeds the number of such securities which can be sold therein without adversely affecting the marketability of the offering, the Company will include in such registration (i) first, the number and type of securities requested by the Investors to be included which in the opinion of such underwriters can be sold without adverse effect pro rata among the Investors on the basis of the number of securities (including CPOs) held by each such Investor and (ii) second, other shares requested to be included, pro rata among the holders of such shares on the basis of the number of shares held by each such holder.

          (b) If so requested by the underwriters managing any such offering, no holder of Company Securities shall sell any such securities during the seven days prior to and the 90-day period beginning on the effective date of any registered public offering under the securities laws of Mexico or the United States, provided, however, that such lock-up period shall only apply to the type and class of Company Securities included in such public offering unless the underwriters managing such offering specifically require the extension of the scope of such a lock-up to include additional classes or types of Company Securities. Notwithstanding the foregoing, no CPO Holder shall be subject to any lock-up agreement containing any prohibitions or other terms (e.g., length of the lock-up) that are more onerous than those applicable to (i) any of the Company Securities being offered to the public pursuant to such registered public offering or (ii) any other holder of more than five percent (5%) of the Company Securities.

          (c) For purposes of this Section 9 only, the term "Investor" shall include CTGT and each CTGT Affiliated Securityholder with respect to its CPOs only.

          10. Remedies Upon Event of Noncompliance.

          (a) Redemption Notice. If there occurs an Event of Noncompliance, then (in addition to all other rights and remedies available at law or in equity), each of the Investors shall have the right (but not the obligation) to deliver a notice to the Company and the other Investors (the "Redemption Notice") indicating that it intends to request that the Company redeem (with respect to any Company Shares) or purchase (with respect to any CPOs) for cash (the "Redemption Right") all (but not less than all) of the Company Shares and CPOs held by such Investor (the "Redeemed Securities"). Upon receipt of the Redemption Notice, the other Investors may elect to also request that the Company redeem or purchase their respective Redeemed Securities by giving written notice to the Investor who delivered the Redemption Notice and the Company within 30 days after delivery of the Redemption Notice. All Investors exercising the Redemption Right hereunder are collectively referred to herein as the "Redeeming Investors."

          (b) Redemption Price. Upon the delivery of each Redemption Notice, the Redeeming Investors and the Company shall have a period of 60 days to determine the Redemption Price (as defined below). If such Redeeming Investors and the Company are unable to determine the Redemption Price hereunder within 15 days after delivery of the Redemption Notice, such Redeeming Investors shall select an independent appraiser from the list of investment banks attached hereto as Exhibit D or, if no such investment bank is available, shall select an investment bank of recognized standing in the Mexican and international markets experienced in the valuation of such business (a "Qualified Appraiser"), to calculate (at the Company's expense) the Redemption Price in accordance with the provisions of this Section 10, which Qualified Appraiser shall be instructed to determine the Redemption Price within 45 days after the expiration of such 15-day period and whose determination of the Redemption Price shall be final and binding. The purchase price for each Redeemed Security (the "Redemption Price") shall be the greater of (i) the Redemption Formula Price and
(ii) Fair Market Value per Redeemed Security as determined by the Qualified Appraiser, but in no event less than the amount which would be distributable in respect of such Redeemed Securities pursuant to the Company's By-laws upon a liquidation and dissolution of the Company (assuming for such purpose with respect to the purchase by the Company of any CPOs, the amount which would be distributable in respect of the number of Series C Shares and Series N Shares represented by such CPOs upon a liquidation an dissolution of the Company).

          (c) Redemption Right. Upon determination of the Redemption Price, each Redeeming Investor shall have the right (but not the obligation) to request that Company exercise the Redemption Right for the Redeemed Securities held by such Redeeming Investor by delivering written notice to the Company and the other Redeeming Investors (the "Redemption Notice"). If the Company desires to elect to purchase all of the Redeemed Securities of all electing Redeeming Investors, it shall in good faith deliver a notice to each Redeeming Investor committing to purchase such shares (the "Commitment") within 30 days after the delivery of the Redemption Notice. If the Company delivers the Commitment within such 30-day period, the closing of such purchase (the "Redemption Closing") shall take place within 120 business days after the delivery of the initial Redemption Notice delivered after such Redemption Price determination (provided that the Company shall have the right to extend such 120-day period by an additional 60 days by delivering to the Redeeming Investors (pro rata based on the number of Redeemed Shares held by all Redeeming Investors) a nonrefundable cash deposit (the "Deposit") equal to 25% of the Redemption Price (which will be forfeited in full if the Company fails for any reason to consummate the Redemption Closing and pay the remainder of the Redemption Price in cash on or before the end of such 60-day period)). At the Redemption Closing, the Company shall make the corresponding entries in its Share Registry Book (or in the case of CPOs, the Common Representative shall direct the NIT Trustee to make the corresponding entries in the CPO Registry Book), the Redeeming Investors shall deliver to the Company (or in the case of CPOs, to the Trustee) certificates representing the Redeemed Securities, and the Company (or its designees, including any holder of Series A Shares or Series B Shares) shall deliver to the Redeeming Investors the aggregate Redemption Price for the Redeemed Securities by wire transfer of immediately available funds to accounts designated by the Redeeming Investors. If the Company does not deliver the Commitment to purchase all of the Redeemed Shares within the 30-day period in accordance with the foregoing, or if the Company elects to purchase the Redeemed Securities but fails to consummate the Redemption Closing within such 120-day period (or 180-day period, as applicable) (each, a "Call Trigger Event"), then each Investor shall retain any Deposit and have the rights set forth in Section 11 below. Notwithstanding anything to the contrary in this Section 10, despite any request by the Company for an extension for an additional 60 days pursuant to the foregoing, unless the Company shall have paid to the Redeeming Investors, and the Redeeming Investors shall have received, the Deposit, a Call Triggering Event shall be deemed to have occurred upon the expiration of such 120-day period.

          11. Call Rights.

          (a) Call Notice. If for any reason there occurs a Call Trigger Event, then the Requisite Investors shall have the right (but not the obligation) to require the Existing Securityholders to sell (the "Call") to all electing Investors (and/or their respective nominees or assignees) all (but not less than all) of the Company Securities held by the Existing Securityholders (the "Call Securities"), by delivering a written notice to the Company within 60 days after a Call Triggering Event has occurred (which the Company shall then deliver to all other Investors and the Existing Securityholders) (the "Call Notice"). The obligation of the Existing Securityholders to perform the Call is referred to herein as the "Call Obligation" and the failure of any of the Existing Securityholders to fulfill its Call Obligation is referred to herein as a "Call Default." The Call Obligation is secured by the Security Trust Agreement. Those Investors who originally delivered the Call Notice and any other Investor who has subsequently elected in writing within 10 days thereafter to participate in the Call shall be deemed to be "electing Investors" for purposes of this Section 11.

          (b) Call Closing. Upon the delivery of the Call Notice, the electing Investors (and/or their respective nominees or assignees) shall purchase and the Existing Securityholders shall sell the Call Securities (the "Call Closing") on the date specified in the Call Notice, but in no event more than 180 days after delivery of the Call Notice, and at the Call Price (as defined below). If the Existing Securityholders fail to deliver the Call Securities as specified, the electing Investors shall be entitled to instruct the Security Trust Trustee to deliver such Company Securities hereunder pursuant to the Security Trust Agreement. At the Call Closing, the Company shall make the corresponding entries in its Share Registry Book, the Existing Securityholders shall direct the NIT Trustee under the Security Trust Agreement to deliver to the electing Investors certificates representing the Company Shares to be purchased by the electing Investors, and the electing Investors shall deliver to the Existing Securities the aggregate Call Price for the Call Securities by wire transfer of immediately available funds to an account designated by each of the Existing Securityholders.

          (c) Call Price. The purchase price for each Call Share (the "Call Price") shall be the Fair Market Value per Call Security (i) as determined using the most recent valuation by a Qualified Appraiser pursuant to Section 10 or
(ii) in the event that more than 3 months have elapsed since the date of such valuation or, in the event of a material adverse change in the Company's business, as determined by the Qualified Appraiser selected in accordance with
Section 10, whose determination shall be made within 45 days thereafter and whose determination of the Call Price shall be final and binding.

          12. Miscellaneous.

          (a) U.S. GAAP. In calculating the Redemption Price, the Call Price and any other calculations and determinations under this Agreement, all accounting determinations shall be made in accordance with United States generally accepted accounting principles, consistently applied in the preparation of the Company's audited financial statements.

          (b) Tax Planning. Each Securityholder hereby agrees that in the event of an exercise of the Redemption Right, a Sale Transaction or the Call, it will cooperate and use commercially reasonable efforts to structure the applicable purchase and sale so as to optimize the tax planning of all parties involved in accordance with applicable U.S., Mexican and other laws.

          13. Definitions.

          "Affiliate" of any Person means any other Person controlling, controlled by or under common control with such particular Person, and "control" means the possession, directly or indirectly, of the power to direct the management and policies of a Person, whether through the ownership of voting securities, contract or otherwise. For purposes of this Agreement and the other Transaction Agreements, each of BAIIC and LA Strategic Capital Partners II shall be deemed to be an "Affiliate" of the other.

          "BAIIC Investors" means, collectively, BankAmerica International Investment Corporation ("BAIIC"), LA Strategic Capital Partners II, Edward McCaffrey, and their respective successors and permitted assigns and permitted transferees.

          "Bachow Investors" means, collectively, Bachow Investment Partners III, LP ("BIP"), Bachow & Associates, Inc., each of the limited partners of BIP, the general partner of BIP (and its limited partners and general partners), the direct and indirect equity holders of any thereof, and their respective successors and permitted assigns and permitted transferees. In furtherance and not limitation of the foregoing, Bachow Investors includes Paul S. Bachow, Salvatore A. Grasso and Jay D. Seid. If the Bachow Investors consist of more than one Person, all decisions hereunder made on behalf of the Bachow Investors shall be made by, or in accordance with written instructions delivered to the Company by Bachow & Associates, Inc., irrespective of any notice to the contrary from any other Person.

          "Baseline Plan" means the strategic business plan and budget attached hereto as Exhibit E.

          "Bureau" means the General Bureau of Foreign Investment of the Ministry of Commerce and Industrial Development.

          "Business" means the business of providing local, long distance and network telecommunications services in Mexico pursuant to concessions and/or permits issued by the Mexican government and the sale or rental of related equipment to subscribers of such services.

          "Cash Equivalents" means (a) marketable direct obligations issued or unconditionally guaranteed by the United States government or issued by any agency thereof and backed by the full faith and credit of the United States in each case maturing within one year from the date of acquisition thereof, (b) commercial paper maturing no more than one year from the date issued and, at the time of acquisition, having a rating of at least A-1 from Standard & Poor's Corporation or at least P-1 from Moody's Investors Services, Inc., (c) certificates of deposit or bankers' acceptances maturing within one year from the date of issuance thereof issued by, or overnight reverse repurchase agreements from, any commercial bank organized under the laws of the United States of America or any state thereof or the District of Columbia having combined capital and surplus of not less than U.S. $250,000,000 and not subject to setoff rights in favor of such bank, (d) time deposits maturing no more than thirty days from the date of creation thereof with commercial banks having membership in the United States Federal Deposit Insurance Corporation in amounts not exceeding the lesser of U.S. $100,000 or the maximum amount of insurance applicable to the aggregate amount of the Company's deposits at such institution and (e) deposits or investments in mutual or similar funds offered or sponsored by brokerage and other companies having membership in the Securities Investor Protection Corporation in amounts not exceeding the lesser of U.S. $100,000 or the maximum amount of insurance applicable to the aggregate amount of the Company's deposits at such institution.

          "Company Shares" means the Company's (i) nominative, series A shares with full voting rights, no par value and which may only be held by Mexican individuals or Mexican entities with a clause in their by-laws prohibiting foreign ownership ("Series A Shares"); (ii) nominative series B shares with full voting rights, no par value and which may be held by Mexican and foreign individuals or corporations ("Series B Shares"), (iii) nominative Series C shares with full voting rights and no par value (the "Series C Shares"), and
(iv) nominative series N shares with limited voting rights and no par value ("Series N Shares").

          "Company Securities" means the Company Shares and the CPOs.

          "CPOs" means the Ordinary Non-redeemable Participation Certificates issued by the NIT Trustee pursuant to the Neutral Investment Trust Agreement, each representing the economic rights of one Series C Share and one Series N Share, the limited voting rights of one Series N Share and the other rights under the terms of the Neutral Investment Trust Agreement.

          "CTGT Affiliated Securityholder" means any of L.D. Coltrane, III, Michael R. Coltrane, Samuel E. Leftwich and Thomas A. Norman, and any Person to whom any CTGT Affiliated Securityholder transfers any Company Securities in accordance with the terms of this Agreement.

          "EBITDA" means, for any period of the Company and its subsidiaries, the consolidated net income (loss) of the Company and its subsidiaries for such period plus, without duplication, (i) an amount equal to any extraordinary loss of the Company and its subsidiaries (to the extent such loss was deducted in computing such net income (loss), (ii) provision for taxes based on income or profits of the Company and its subsidiaries for such period (to the extent such provision for taxes was included in computing such net income (loss), (iii) consolidated net interest expense of the Company and its subsidiaries for such period (including amortization of debt issuance costs) to the extent that any such expense was deducted in computing such net income (loss), (iv) the amount of any fees paid or accrued by the Company and its subsidiaries to or on behalf of BIP and/or CT Global Telecommunications, Inc. during such period (to the extent that any such fees were deducted in computing such net income (loss)),
(v) depreciation, amortization (including amortization or goodwill and other intangibles), other non-cash charges and expenses of the Company and its subsidiaries for such period to the extent that such depreciation, amortization and other non-cash charges or expenses were deducted in computing such net income (loss) for such period and (vi) net income (loss) of the Company and its subsidiaries not generated from the operation of the Business in the ordinary course for such period, in each case on a consolidated basis, determined in accordance with United States generally accepted accounting principles and as reflected on the Company's and its subsidiaries' audited financial statements for the most recent fiscal year delivered to the Investors pursuant to Section 5(a) above.

          "Engagement Letter" means that certain Engagement Letter dated November 13, 1997 as amended on March 13, 1998 and April 2, 1998 between the Company and Amsterdam Pacific LLC.

          "Event of Noncompliance" means the following events have occurred: (a) a breach (a "Breach") by the Company or any of the Existing Securityholders of any of the provisions of Section 2A(a) (indebtedness), 2A(b) (equity issuances), 2A(c) (assets sales, mergers, etc.), 2A(d) (bankruptcy, etc.), 2A(h) (key employees), 2A(i) (Approved Plan), 2A(j) (new businesses), 2A(n) (commitments), 5 (other than Section 5(c) only with respect to the period ending May 21, 2002 (the fourth anniversary of the date of the Original Shareholders Agreement)), and 6; and (b) the Requisite Investors provided written notice to the Company describing in reasonable detail the Breach and proposed cure (the "Breach Notice"); and (c) the Company and/or the applicable Existing Securityholders shall have failed to cure any such Breach (if curable) within 30 days after delivery of such Breach Notice (as determined to the satisfaction of the Requisite Investors); provided that, with respect to any Breach other than of
Section 5(a), if at the end of such 30-day period the Company and the Existing Securityholders are diligently taking all necessary actions to cure such Breach, then such Breach shall not become an Event of Noncompliance unless not cured within 60 days after delivery of such Breach Notice; provided further that in no event shall any cure periods contained in this definition be longer than the cure period for such action, event or condition applicable in any other agreement binding upon the Company. The parties hereto agree that despite any ruling or determination that an agreement, obligation, provision or covenant herein is unenforceable for any reason under applicable law, the breach or failure to adhere to such agreement, obligation, provision or covenant shall nevertheless constitute a Breach hereunder.

          "Fair Market Value" means the value per applicable Company Security (i.e., per share or per CPO) which such Company Security would receive upon a sale of the Company at fair market value, determined on a going concern basis as between a willing buyer and a willing seller and taking into account all relevant factors determinative of value (but not taking into account any discounts for lack of liquidity or voting rights, minority position or other similar or related discounts), as determined by a Qualified Appraiser.

          "Family Group" means a Person's spouse, parents, siblings and descendants (whether natural or adopted) and any trust solely for the benefit of the Securityholder and/or the Securityholder's spouse and/or descendants.

          "Guidelines" means the Company Guidelines attached hereto as Exhibit F.

          "Marketable Securities" means securities that are (i) listed or quoted on a United States national securities exchange or quoted on a United States national automated inter-dealer quotation system, (ii) eligible for sale by the distributee (assuming that the distributee is not an affiliate of the issuer of such securities) pursuant to a registration statement effective under the Securities Act of 1933, as amended, or pursuant to Rule 144(k) of the Securities Act of 1933, as amended, or any similar provision then in force and (iii) issued by issuers with total assets of at least U.S. $250,000,000.

          "Mexico" means the United Mexican States.

          "Neutral Investment Trust" means that certain Irrevocable Neutral Investment Trust established pursuant to the Neutral Investment Trust Agreement.

          "Neutral Investment Trust Agreement" means that certain Irrevocable Neutral Investment Trust Agreement, No. 14515/5, dated as of August 18, 2000, among the Company, the settlors thereunder, and the NIT Trustee, as amended and modified from time to time in accordance with its terms.

          "Nissho Credit Agreement" has the meaning set forth in the fourth Whereas clause of this Agreement.

          "Nissho Iwai" means Nissho Iwai American Corporation, a New York corporation.

          "Nissho Stock Option Agreement" means that certain Stock Option Agreement, dated March 24, 1998 between the Company and Nissho Iwai.

          "Nissho Trust" has the meaning set forth in the fourth Whereas clause of this Agreement.

          "NIT Trustee" means, with respect to the Neutral Investment Trust Agreement, Banco Nacional de Mexico, S.A., Institucion de Banca Mdltiple, Grupo Financiero Banamex Accival, Division Fiduciaria, and any replacement or successor trustee thereunder.

          "Operating Agreements" means that certain Amended and Restated Operating Agreement, dated May 21, 1998, between the Company and CT Global Telecomunicaciones, Inc.

          "Participation Agreement" means that certain Agreement Regarding Participation and Registration Rights, dated May 21, 1998, among the Company, CT Global Telecommunications, Inc., Grupo Empresarial de Telecomunicaciones, S.A. de C.V., and Trust F/6404.

          "Person" means an individual, a partnership, a corporation, a limited liability company, an association, a joint stock company, a trust, a joint venture, an unincorporated organization and a governmental entity or any department, agency or political subdivision thereof.

          "Public Sale" means any sale of Company Securities to the public (a) pursuant to an offering registered under the Mexican securities laws and/or the United States securities laws in accordance with the registration statement covering such Company Shares or (b) through a broker, dealer or market maker pursuant to the provisions of Rule 144 (or similar provision then in force) adopted under the United States securities laws.

          "Qualified Affiliate" of any Person means (i) any other Person 90% or more of whose equity and other voting securities are beneficially owned by such Person or (ii) any other Person who beneficially owns 90% or more of the equity and other voting securities of such Person (it being understood that, notwithstanding the foregoing, BAIIC and LA Strategic Capital Partners II shall be deemed to be "Qualified Affiliates").

          "Qualified Public Offering" means the consummation of an underwritten initial public offering (whether a primary or a secondary offering) registered under the Mexican securities laws, rules or regulations or the United States Securities Act of 1933, as amended, of the Company's CPOs (or other freely transferable securities into which CPOs are convertible without the delivery or payment by any CPO Holder of any additional consideration and which give full liquidity to the CPOs) yielding aggregate net proceeds to the Company of at least U.S. $50,000,000 (which Qualified Public Offering, as of the date hereof, would require the Company to list on a Mexican exchange the CPOs and/or on a U.S. exchange "ADRs" consisting of such CPOs).

          "Redemption Formula Price" of any Company Share means a fraction, (A) the numerator of which shall be the sum of (1) the product of (x) the Company and its subsidiaries' EBITDA for the immediately preceding fiscal year and (y) nine plus (2) the amount of cash and cash equivalents (including Cash Equivalents and Marketable Securities) less the amount of principal and interest owing in respect of indebtedness for borrowed money of the Company and its subsidiaries and (B) the denominator of which shall be the number of Company Shares then outstanding, in each case as shown on the audited financial statements of the Company and its subsidiaries for the most recent fiscal year delivered to the Investors pursuant to, and in accordance with Section 5(a). The Redemption Formula Price of a CPO shall be equal to two times the Redemption Formula Price of a Company Share.

          "Regulated Investor" means BAIIC, BancBoston and any other Investor which is subject to regulation under the U.S. Bank Holding Company Act, as amended (including, without limitation, Regulation K).

          "Regulation K" means Regulation K promulgated by the U.S. Federal Reserve Bank under the U.S. Bank Holding Company Act, as amended.

          "Regulatory Problem" means any transaction, circumstance or situation whereby (A) any Regulated Investor and its Affiliates would own (beneficially or of record), control or have power over a greater quantity of securities of any kind issued by the Company or any other entity than are permitted under any requirement of any governmental authority, or (B) any governmental regulatory agency is then asserting (or such

Regulated Investor believes that there is a risk of such assertion) that such Regulated Investor and its Affiliates are not entitled to hold, or exercise any significant right with respect to, the Company Securities held by such Regulated Investor.

          "Required Minimum Return" means, as determined by the Requisite Investors, a Sale of the Company Transaction in any given year that yields (in cash, Cash Equivalents or Marketable Securities) a minimum return to the Investors (equal to the multiple specified below multiplied by the aggregate amount of cash paid by the Investors to purchase the Company Securities held by them) as specified below:

               Year of Sale                        Minimum Multiple
               ------------                        ----------------
                   2000                                  3.0x
                   2001                                  4.0x
           2002 and thereafter                           5.0x


          "Requisite Investors" means the holders of at least sixty percent (60%) of the CPOs originally issued to (a) the Investors pursuant to the Neutral Investment Trust Agreement on the date hereof and (b) Latinvest Strategic Investment Fund, L.P. pursuant to the Neutral Investment Trust Agreement on the date hereof, all such holders of the CPOs specified in clauses (a) and (b) above voting together as a separate class for purposes of this Agreement.

          "Sale of the Company Transaction" means any transaction or series of related transactions with any independent third party(ies) involving (a) a merger, reorganization or consolidation, (b) an acquisition or purchase of assets of, or any equity interest in, or any securities convertible into or exchangeable for an equity interest in, or (c) similar transaction or business combination involving, the Company, after which (i) 50% or more of the total equity shares (on a fully diluted basis) or consolidated assets of the Company would be sold and (ii) the Investors would have received at least the Required Minimum Return.

          "Security Trust Agreement" means that certain Amended and Restated Irrevocable Administration and Security Trust Agreement, dated as of August 18, 2000, among the Company, the Investors, the Existing Securityholders and Bancomer, S.A., Institucion de Banca Multiple, Grupo Financiero Bancomer, Direccion Fiduciaria, as trustee, as amended and modified from time to time in accordance with its terms.

          "Security Trust Trustee" means, with respect to the Security Trust Agreement, Bancomer, S.A., Institucion de Banca Multiple, Grupo Financiero Bancomer, Direccion Fiduciaria, and any replacement or successor trustee thereunder.

          "Strategic Assistance Agreement" means that certain Strategic Assistance Agreement, dated May 21, 1998, between the Company and Bachow & Associates.

          "Transaction Agreements" means (i) the Subscription Agreement, (ii) the By-laws, (iii) this Agreement, (iv) each of the Confidentiality and Non-Compete Agreements (as defined in the Subscription Agreement), (v) the Security Trust Agreement, (vi) the Strategic Assistance Agreement, (vii) each of the employment agreements contemplated by Section 5(l) of the Original Shareholders Agreement, (viii) the Operating Agreement, (ix) the Participation Agreement, (x) the Guidelines, (xi) the Management Option Plan (as defined in the Subscription Agreement), (xii) the Engagement Letter, (xiii) the Nissho Stock Option Agreement, and (xiv) each of the other agreements contemplated hereby and thereby. In addition, Transaction Agreements shall also include the Neutral Investment Trust, the Security Trust Agreement and the Capital Contribution Agreement dated March 8, 2000, among the Company and certain of its shareholders and their affiliates. Transaction Agreements shall include, to the extent applicable, each Transaction Agreement as such agreement may be amended from time to time in accordance with its terms and this Agreement. Notwithstanding the foregoing, the Transaction Agreements do not include the Nissho Trust or the Nissho Credit Agreement.

          "Transfer" with respect to any interest means the sale, transfer, assignment, pledge or other disposition of (whether with or without consideration and whether voluntarily or involuntarily or by operation of law) any such interest.

          14. Share Certificate Notation.

          (a) The Company's share certificates for all of its shares (including any shares held by the NIT Trustee and the Security Trust Trustee) shall bear the following legend and any other legend required by the Board and the Requisite Directors:

          The shares represented by this certificate are subject to the restrictions specified herein and in the Amended and Restated Securityholders Agreement, dated as of August 18, 2000, as amended and modified from time to time, a copy of which is on file at the Company's offices."

          (b) The Company shall place the legend described in subsection (a) above on each and every certificate evidencing Company Shares outstanding as of the date hereof, including any certificate evidencing Company Shares that was issued prior to August 18, 2000. The legend set forth above in subsection (a) shall be removed from the certificates evidencing any Company Shares upon their Transfer in a Public Sale. The Common Representative shall direct the NIT Trustee to include a similar legend on each certificate evidencing a CPO.

          (c) The Company shall register this Amended and Restated Securityholders Agreement (and any amendments hereto) in its head office, shall enter into the Shareholders' Registry Book a notation acceptable to the Board and the Requisite Directors, shall certify to the Securityholders that such notation has been made to the Shareholders' Registry Book and shall comply fully with the obligations undertaken herein.

          (d) The Common Representative shall maintain a copy of this Amended and Restated Securityholders Agreement (and any amendments hereto) in its office, and shall direct the NIT Trustee to enter into the CPO Registry Book a notation acceptable to the Board and the Common Representative, shall certify to the CPO Holders that such notation has been made to the CPO Registry Book and shall comply fully with the obligations undertaken herein.

          15. Amendment and Waiver.

          (a) Except as otherwise expressly provided herein, no modification, amendment or waiver of any provision of this Agreement shall be effective against the Company or the Securityholders unless such modification, amendment or waiver is approved in writing by the Company, the holders of a majority of the CPOs, the Requisite Investors, the holders of a majority of the Series A Shares and the holders of a majority of the Series B Shares, in each case voting as a separate class; provided that in the event that any such modification, amendment or waiver would materially and adversely affect the rights or obligations of a holder or group of holders of Company Securities in a manner different than any other holders of Company Securities, then such modification, amendment or waiver will require the consent of such holder of Company Securities or a majority of the Company Securities held by such group of holders materially and adversely affected.

          (b) Each of the Securityholders hereby acknowledges and agrees that this Agreement is not intended to (i) adversely affect in any manner the rights granted to the holders of the Series N Shares under the Original Shareholders Agreement (the "Prior Rights") or (ii) amend any of the rights or obligations of the Securityholders under the Original Shareholders Agreement except to the extent expressly set forth herein. In the event of any ambiguities between the rights and obligations of the Securityholders under this Agreement and their rights and obligations as Company shareholders under the Original Shareholder Agreement (as determined by the Requisite Investors), at the request of the Requisite Investors, each of the Securityholders agrees to first use their best efforts and negotiate in good faith to amend this Agreement to preserve the Prior Rights and respective obligations that each Company Securityholder had as a Company shareholder under the Original Shareholders Agreement. Furthermore, in the event of a conflict among the relative rights and obligations of the Securityholders in the context of resolving an ambiguity between the rights and obligations of the Securityholders under this

Agreement and their rights under the Original Shareholders Agreement, each Securityholder agrees and consents that such conflict shall be resolved in the manner which least adversely affects the Prior Rights.

          16. Successors and Assigns. Subject to the restrictions on transfer set forth in Section 6, this Agreement and each of the rights and obligations hereunder shall bind and inure to the benefit of and be enforceable by the Securityholders and any subsequent holders of Securities and their respective successors and assigns, and shall be binding upon the Company and it successors and assigns. In addition, whether or not any express assignment has been made, unless otherwise expressly provided herein, the provisions of this Agreement which are for any Securityholder's or Investor's benefit as a holder of Securities are also for the benefit of, and enforceable by, any subsequent holder of such Securities (provided that such subsequent holder has acquired such Securities in accordance with the provisions of this Agreement, including
Section 6 above).

          17. Counterparts. This Agreement may be executed in multiple counterparts (including by means of telecopied signature pages), each of which shall be an original and all of which taken together shall constitute one and the same agreement.

          18. Notices.

          (a) Any notice provided for in this Agreement shall be in writing and shall be either personally delivered, sent by reputable overnight courier service (charges prepaid) or sent by facsimile and followed with a copy sent by a reputable overnight courier (charges prepaid) to the Company and any other recipient at the address indicated on the signature pages hereto and to any subsequent holder of Company Securities subject to this Agreement at such address as indicated by the Company's records, or at such address or to the attention of such other Person as the recipient party has specified by prior written notice to the sending party. Notices shall be deemed to have been given hereunder (a) upon receipt by or delivery to the recipient party, (b) upon personal delivery as set forth above, or (c) the date delivery is confirmed by facsimile or reputable overnight courier as set forth above; provided that any service of process or other notice of any court or other legal proceeding or action shall be made by personal delivery to the recipient or its agent for service of process (including the Process Agent (as defined below) and any of its employees). Each notice delivered under this Agreement shall be made in English and the English version shall govern in the event of any inconsistency with any non-English translation thereof.

          (b) The delivery to the Common Representative of any notice required to be given under this Agreement is in addition to (and not in lieu of) any obligation to deliver notice under this Agreement to a CPO Holder.

          19. Governing Law; Jurisdiction. UNLESS AND EXCEPT TO THE EXTENT ANY PROVISION HEREOF IS REQUIRED BY MEXICAN LAW TO BE GOVERNED BY MEXICAN LAW, THIS AGREEMENT, ITS INTERPRETATION AND ENFORCEABILITY AND THE RIGHTS AND OBLIGATIONS OF THE PARTIES HEREUNDER SHALL BE CONSTRUED IN ACCORDANCE WITH AND BE GOVERNED BY THE INTERNAL LAWS (AND NOT THE LAWS OF CONFLICT) OF THE STATE OF ILLINOIS, UNITED STATES OF AMERICA. Any legal action or proceeding to enforce the obligation of any party to resolve any dispute in accordance with Section 20 or to enforce an order or award made pursuant to an arbitration under Section 20 may be brought in (a) the courts of the State of Illinois, United States of America, (b) the courts of the United States for the Northern District of Illinois, or (c) the competent courts of Mexico, D.F., pursuant to the New York Convention for the Recognition and Enforcement of Foreign Arbitration Awards, or
(iv) any other court of competent jurisdiction and, by execution and delivery of this Agreement, each party hereby irrevocably accepts for itself and in respect of its property, generally and unconditionally, the jurisdiction of each of the aforesaid courts. The Company, each Existing Securityholder and each Other Securityholder not resident in or organized under the laws of the United States each hereby irrevocably appoints CT Corporation (the "Process Agent") (a process agent service company located in the United States at 208 S. LaSalle Street, Chicago, Illinois, 60604), as its authorized agent for service of process in any such court and notice under this Agreement and agrees to maintain such appointment for so long as any Investor owns any Securities and to further evidence such appointment in an escritura publica executed before a notary public in Mexico in conformity with Article 2596 of the Civil Code of the Federal District and the 1958 Protocol on the Uniformity of Powers of Attorney to be Utilized Abroad. The Company shall pay all expenses in connection with such appointment of CT Corporation as the Company's and such Existing Securityholders' and Other Securityholders' agent. Each party hereby further irrevocably waives any claim that any such courts lack jurisdiction over such party or that service of process or venue is improper, and agrees not to plead or claim, in any legal action or proceeding with respect to this Agreement brought in any of the aforesaid courts, that any such court lacks jurisdiction over such party or that venue or service of process is improper or that the action has been brought in an inconvenient forum. Nothing herein shall affect the right of any Investor to serve process in any other manner permitted by law.

          20. Arbitration. If any dispute or claim arises out of this Agreement, or as to the rights and liabilities of the parties hereunder, or as to the breach or invalidity hereof, or in connection with the construction of this Agreement, including any dispute, claim or difference as to whether an issue is arbitrable, the parties shall settle such dispute exclusively by binding arbitration by an arbitrator appointed by the International Chamber of Commerce in accordance with the rules of the International Chamber of Commerce in New York City in effect as of the date of commencement of the arbitration. The arbitration shall be commenced by the delivery of written notice by the party seeking arbitration to the other parties to the dispute, shall be held in New York City, New York, unless the parties mutually agree to have the arbitration held elsewhere, shall be conducted solely in the English language, shall utilize the English versions of all of the Transaction Agreements and the Company's By-laws and judgment upon the award made therein may be entered by any court having jurisdiction thereover; provided that nothing contained in this Section 20 shall be construed to limit or preclude a party from bringing any action in any court of competent jurisdiction in the United States or Mexico solely for the purpose of enforcing any final judgment or award made pursuant to an arbitration under this Section 20 or enforcing the obligation of any other party hereto to resolve any dispute in accordance with this Section 20. Notwithstanding anything to the contrary in this Agreement, the unsuccessful party in any such arbitration proceeding shall pay to the successful parties all costs and expenses incurred by the successful party in connection with such arbitration proceeding, including all costs and expenses of outside counsel and all reasonable costs and expenses of their advisers.

          21. Governing Language. This Agreement has been negotiated and executed by the parties hereto in English. A Spanish translation of this Agreement has been prepared solely for convenience. As among the Company and the Securityholders, in the event of any inconsistency between or among the non-English and the English versions of this Agreement, the Neutral Investment Trust Agreement, the Security Trust Agreement and any other Transaction Agreement or the Company's By-laws, the provisions of the English version shall prevail.

          22. Rule of Construction. Each of the parties hereto acknowledge and agree that such party and its counsel have reviewed and revised this Agreement and that the normal rule of construction to the effect that any ambiguities are to be resolved against the drafting party shall not be employed in the interpretation of this Agreement or any amendment, exhibit or schedule hereto.

          23. Complete Agreement. This Agreement, the Neutral Investment Trust Agreement, the Security Trust Agreement, the other Transaction Agreements and the other documents and writings expressly referred to herein or therein or delivered pursuant hereto or thereto (in their English versions) contain the entire understanding of the parties hereto with respect to the subject matter hereof and thereof and supersede all prior agreements, representations and understandings, whether written and oral, among any of the parties with respect to the subject matter hereof and thereof (including without limitation, the Original Shareholders Agreement).

          24. Special Provisions for Option Holders.

          Pursuant to the Restructuring, fifty percent (50%) of the Series N Shares held by the Company as treasury shares and reserved for issuance pursuant to the terms of the Company's stock options were converted into Series C Shares and will be deposited into the Neutral Investment Trust, along with a corresponding number of Series N Shares (held by the Company as treasury shares and reserved for issuance pursuant to the terms of the Company's stock options) upon the proper exercise of such options (including the payment by the option holder to the Company of the consideration for such Company Shares) pursuant to the terms of the Company's stock options. Upon (i) the Company's receipt of the requisite consideration upon the exercise of a Company stock option for the acquisition of Series N Shares, (ii) the optionee's compliance with the terms of this Agreement, including the execution of such optionee of a counterpart signature page to this Agreement which binds it to the provisions of this Agreement, and (iii) the optionee's compliance with the terms of Neutral Investment Trust Agreement relating to the admission of new settlors thereunder, the Company will cause the NIT Trustee to issue CPOs to such optionee in lieu of Series N Shares (with the number of CPOs being issued thereunder equal to one CPO for each two Series N Shares previously issuable pursuant to such stock option).

          (a) B&A Options. The option (the "B&A Option") for the acquisition of Series N Shares (shares acquired pursuant to the B&A Option or as a result of a non-prohibited assignment or transfer thereof being referred to herein as "B&A Shares") granted to Bachow & Associates, Inc. (together with any other holder of the B&A Option, "B&A") pursuant to the Strategic Assistance Agreement has been exercised prior to the date hereof and the consideration for such B&A Shares delivered by B&A, however the B&A Shares have not yet been issued to B&A by the Company. Subject to the execution by B&A of a counterpart signature page to this Agreement which binds it to the provisions of this Agreement, including the substitution of the CPOs for the B&A Shares, the parties hereto hereby agree that CPOs may be issued to B&A in lieu of the B&A Shares, subject to the terms of the B&A Option and the Strategic Assistance Agreement, without any further action or approval by any of Securityholders or the Board and that B&A, upon its receipt of such CPOs, shall for all purposes of this Agreement be deemed to be an "Investor," a "CPO Holder" and a "Securityholder."

          (b) CTGT Options. The Operating Agreement grants options ("CTGT Options") to CTGT (together with any other holder of any CTGT Options, "CT") for the acquisition of Series N Shares (shares acquired pursuant to the CTGT Options or as a result of a non-prohibited assignment or transfer thereof being referred to herein as "CTGT Shares") as set forth therein. Subject to the execution by CT of a counterpart signature page to this Agreement which binds it to the provisions of this Agreement, including the substitution of the CPOs for the CTGT Shares, the parties hereto hereby agree that the CTGT Options may be exercised from time to time and the CPOs may be issued upon each such exercise in lieu of the CTGT Shares, in each case subject to the terms of the Operating Agreement, without any further action or approval by any of the Securityholders or the Board and that CT, upon the exercise of any CTGT Options, shall for all purposes of this Agreement be deemed to be an "Existing Securityholder," a "CPO Holder" and a "Securityholder."

          (c) Management Options. The Management Option Plan (as defined in the Subscription Agreement) grants options ("Management Options") to members of the Company's management for the acquisition of Series N Shares (shares acquired pursuant to the Management Options or as a result of a non-prohibited assignment or transfer thereof being referred to herein as "Management Shares") as set forth therein. Subject to the execution by each recipient of a Management Option of a counterpart signature page to this Agreement which binds it to the provisions of this Agreement, including the substitution of the CPOs for the Management Shares, the parties hereto hereby agree that the Management Options may be exercised from time to time and the CPOs may be issued upon each such exercise in lieu of the Management Shares, in each case subject to the terms of the Management Option Plan, without any further action or approval by any of the Securityholders or the Board and that each recipient of a Management Option, upon the exercise of any such Management Option, shall for all purposes of this Agreement be deemed to be an "Existing Securityholder," a "CPO Holder" and a "Securityholder."

          (d) Amsterdam Options. The Engagement Letter grants options ("Amsterdam Options") to Amsterdam Pacific LLC (together with any other holder of any Amsterdam Options, "APLLC") for the acquisition of Series N Shares (shares acquired pursuant to the Amsterdam Options or as a result of a non-prohibited assignment or transfer thereof being referred to herein as "Amsterdam Shares") as set forth therein. Subject to the execution by APLLC of a counterpart signature page to this Agreement which binds it to the provisions of this Agreement, including the substitution of the CPOs for the Amsterdam Shares, the parties hereto hereby agree that the Amsterdam Options may be exercised from time to time and the CPOs may be issued upon each such exercise in lieu of the Amsterdam Shares, in each case subject to the terms of the Engagement Letter, without any further action or approval by any of the Securityholders or the Board and that APLLC, upon the exercise of any Amsterdam Options, shall for all purposes of this Agreement be deemed to be an "Other Securityholder," a "CPO Holder" and a "Securityholder."

          25. Termination of Agreement. Notwithstanding anything to the contrary contained in this Agreement, at such time as (i) the rights of all Investors to designate any members of the Board pursuant to Section 1 have terminated, then Sections 6(c), 6(d) and 6(e) shall automatically terminate and be of no further force or effect and (ii) the Investors collectively hold, directly or indirectly, less than ten percent (10%) of the outstanding Company Shares (including, for purposes of such calculation, the indirect ownership of the shares represented by the

CPOs (i.e., each CPO shall count as one Series C Share and one Series N Share), this Agreement shall automatically terminate and be of no further force or effect.

          26. Third Party Beneficiary. Notwithstanding anything to the contrary contained in this Agreement (as it may be amended from time to time in accordance with its terms), each of the parties hereto acknowledge and agree that the NIT Trustee shall be and is a third party beneficiary of this Agreement, and as such, so long as the Neutral Investment Trust's trust estate includes Series C Shares or Series N Shares, the NIT Trustee and its duly authorized designees are each entitled to enforce all of the rights in this Agreement relating to the Series C Shares and Series N Shares as if the NIT Trustee were a party to this Agreement.

          27. Understanding Among the Securityholders. The determination of each Securityholder to acquire Company Securities and enter into this Agreement has been made by such Securityholder independent of any other Securityholder and independent of any statements or opinions as to the advisability of such purchase or as to the properties, business, prospects or condition (financial or otherwise) of the Company and its subsidiaries which may have been made or given to such Securityholder by any other Securityholder or by any agent or employee of any other Securityholder. Each Securityholder acknowledges and agrees that no other Securityholder shall be responsible in any way or held liable or accountable to any extent for any information, documents, materials, analysis, projections, plans or other data (or compilations thereof) relating to the Company or the transactions contemplated hereby (collectively, "Investment Data") provided to such Securityholder by any other Securityholder, and each Securityholder agrees to hold harmless and not make any claims against any other Securityholder with respect to any Investment Data provided to such Securityholder by such other Securityholder. In addition, it is acknowledged by each of the other Securityholders that none of BankAmerica International Investment Corporation, LA Strategic Partners II, BancBoston Investments, Inc. or Bachow Investment Partners III, L.P. has acted as an agent of such Securityholder in connection with the making of its investment in the Company Securities and that none of Bankamerica International Investment Corporation, LA Strategic Partners II, BancBoston Investments, Inc. or Bachow Investment Partners III, L.P. is or shall be acting as an agent of such Securityholder in connection with monitoring its investment hereunder.

          28. Acknowledgment re Kirkland & Ellis. Bankamerica International Investment Corporation, LA Strategic Partners II, BancBoston Investments, Inc. and Bachow Investment Partners III, L.P. have retained Kirkland & Ellis in connection with this Agreement and may in the future retain Kirkland & Ellis in connection with the matters contemplated by this Agreement. Each of the other Securityholders understands that Kirkland & Ellis is not representing and shall not be deemed to be representing any of such other Securityholder in connection with this Agreement or other matters contemplated by this Agreement unless and until (i) specifically requested by such other Securityholder and agreed to by Kirkland & Ellis, and (ii) such other Securityholder signs a written retention and conflict waiver letter provided by Kirkland & Ellis.